Form 10-K, Exhibit 13
period 1998-12-31
CATALYST INTERNATIONAL INC
filed 1999-03-31
CIK 915508

                                                                 EXHIBIT 13.1

FINANCIAL HIGHLIGHTS
(In thousands, except per share data)

-----------------------------------------------------------------------------
Years Ended December 31,            1998     1997     1996     1995     1994
-----------------------------------------------------------------------------
STATEMENTS OF OPERATIONS DATA:
Revenues:
  Software license fees          $ 8,741  $ 7,007  $ 8,132  $10,372  $ 6,810
  Services and post-contract
    customer support              21,890   14,637   12,902   10,180    7,942
  Hardware and other               3,282      881      132      106    1,426
                                  ------   ------   ------   ------   ------
       Total revenues             33,913   22,525   21,166   20,658   16,178
Operating expenses:
  Cost of software license fees      525      524      288      479      471
  Cost of services and post-
    contract customer support     14,583   13,745    2,371    9,369    6,507
  Cost of hardware and other       2,759      766        -        4    1,212
  Sales and marketing              5,494    5,291    5,079    4,499    3,901
  Product development              3,412    2,731    4,470    2,554    1,411
  General and administrative       4,177    3,975    4,287    1,608    1,416
  Write-off of purchased research
    and development(1)                 -        -    2,002        -        -
  Restructuring and severance
    costs(2)                           -        -      597        -        -
                                  ------   ------   ------   ------   ------
       Total operating expenses   30,950   27,032   29,094   18,513   14,918
Income (loss) from operations      2,963   (4,507)  (7,928)   2,145    1,260
                                  ------   ------   ------   ------   ------
Other income (expense)               217      308      867      (29)    (138)
                                  ------   ------   ------   ------   ------

Income (loss) before provision
  for income taxes                 3,180   (4,199)  (7,061)   2,116    1,122
Provision for income taxes           100        -        -      111       49
                                  ------   ------   ------   ------   ------
Net income (loss)                $ 3,080  $(4,199) $(7,061) $ 2,005  $ 1,073
                                  ------   ------   ------   ------   ------
Net income (loss) per share(3)   $  0.42  $ (0.63) $ (0.88) $  0.30        -
Shares used in computing net
  income (loss) per share          7,383    6,630    7,996    6,784        -

BALANCE SHEET DATA:
Cash and cash equivalents        $ 8,555  $ 4,256  $ 9,321  $ 3,730  $ 1,359
Working capital                    9,530    6,673   10,457   27,127    3,622
Total assets                      25,557   17,692   20,199   34,084    8,678
Long-term debt, less
  current portion                    412      443      132      324      781
Redeemable preferred stock             -        -        -        -    5,095
Total shareholders' equity
  (deficit)                       15,403    9,997   14,147   29,251   (1,371)

----------
(1) See Notes to Consolidated Financial Statements, Note 2
(2) See Notes to Consolidated Financial Statements, Note 10
(3) Computed on the basis described in Note 1 of Notes to Consolidated Financial Statements. Due to the effect of the public issuance of common stock of the Company in 1995, per share data for 1994 is not comparable to subsequent years and therefore, has not been presented.