Form 10-K, Exhibit 13
period 1998-12-31
CATALYST INTERNATIONAL INC
filed 1999-03-31
CIK 915508

                                                                 EXHIBIT 13.2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, certain statements of operations data as a percentage of total revenues:

-----------------------------------------------------------------------------
Years Ended December 31,                1998           1997           1996
-----------------------------------------------------------------------------
Revenues:
  Software license fees                 25.8%          31.1%          38.4%
  Services and post-contract
    customer support                    64.5           65.0           61.0
  Hardware and other                     9.7            3.9            0.6
                                       -----          -----          -----
     Total revenues                    100.0          100.0          100.0

Operating expenses:
  Cost of software license fees          1.5            2.3            1.4
  Cost of services and post-
    contract customer support           43.0           61.0           58.4
  Cost of hardware and other             8.1            3.4              -
  Sales and marketing                   16.2           23.5           24.0
  Product development                   10.1           12.1           21.1
  General and administrative            12.4           17.7           20.3
  Write-off of purchased research
    and development                        -              -            9.5
  Restructuring and severance costs        -              -            2.8
                                       -----          -----          -----
     Total operating expenses           91.3          120.0          137.5

Income (loss) from operations            8.7          (20.0)         (37.5)
Other income                             0.7            1.4            4.1
                                       -----          -----          -----
Income (loss) before provision
    for income taxes                     9.4          (18.6)         (33.4)
Provision for income taxes               0.3              -              -
                                       -----          -----          -----
Net income (loss)                        9.1%         (18.6)%        (33.4)%
                                       =====          =====          =====

The following discussion contains forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated by such statements. (These statements use words such as "anticipate," "believe," "estimate," "expects," or "future," or may be identified as "the Company expects" or "the Company believes" or otherwise stated as the Company's predictions for the future.) These statements, as with any predictions of the future, involve certain risk factors beyond the Company's control. The Company's actual results may differ materially from the results discussed in the forward-looking statements, and any such differences could have a material negative impact on the Company's share price. Factors that might cause such a difference include, but are not limited to, a decrease in demand for the Company's WMS products, delays in the timely availability of new features and releases of the Company's products, a too rapid increase in the Company's level of spending, actions taken by competitors, technological changes, those herein identified, those discussed in the Company's Registration Statement on Form SB filed with the SEC, and other factors identified from time to time as risks in the Company's reports filed with the SEC.

TOTAL REVENUES

The Company's revenues are derived from software license fees, services and post-contract customer support (PCS), and hardware sales and other. Total revenues increased by 6.4% to $22.5 million in 1997, and by 50.6% to $33.9 million in 1998. The slower growth in total revenues in 1997 was due primarily to a nearly complete turnover of the Company's sales force during that period. The following table sets forth, by category, revenues and percentage change year over year for the years indicated:

-----------------------------------------------------------------------------
                                 Net Revenues          Percentage Change
                                (In thousands)          (Year over Year)
                            1998     1997     1996       1998      1997
-----------------------------------------------------------------------------
Software license fees     $ 8,741  $ 7,007  $ 8,132      24.7%    (13.8)%
Services and PCS           21,890   14,637   12,902      49.6      13.4
Hardware and other          3,282      881      132     272.5     567.4

International revenues decreased 8.6% from $4.6 million in 1996 to $4.2 million in 1997 and increased by 56.1% to $6.5 million in 1998. International revenues accounted for 21.6%, 18.6%, and 19.3% of total revenues in 1996, 1997, and 1998, respectively. The decrease in percentage of total revenues in 1996 and 1997 occurred primarily because two large European projects nearing completion were not replaced with new projects of a comparable size. International revenues grew in 1998 by 56.1%, primarily due to substantial business in Canada during 1998, where the Company had sales of $2.0 million. In addition, the Company had sales of $1.0 million in Holland, where the first WMS site for a major customer in that country recently went live.

In early 1998, the Company decided that direct sales of its products in most foreign markets had both high cost and high risk. A decision was made to close the direct sales offices in Brazil, France, and Holland and focus on creating a global network of Value Added Resellers (VARs) who would sell, translate, and implement the WMS products in their respective countries. This strategy reduced cost and risk substantially, while offering a good opportunity to sell in those markets. This has proven to be a successful strategy for the Company for the past several years in Italy. The Company now has such VAR relationships either in place or in progress in Europe, the Middle East, South America, and Asia, and has plans for further expansion elsewhere. The Company believes that future international revenues should remain constant or increase slightly as a percentage of total revenues.

SOFTWARE LICENSE FEES

Software license fee revenues consist of revenues from software license agreements of Catalyst WMS, related add-on products, and relational database management systems (RDBMS). Software license fee revenues decreased by 13.8% to $7.0 million in 1997 and increased by 24.7% to $8.7 million in 1998. The decrease in software license fee revenues in 1997 was due in part to the fewer number of software licenses sold which resulted from a nearly complete turnover of the Company's sales force. The increase in software license fee revenues in 1998 was due to the higher number of new orders received and the sale of additional site licenses to existing customers.

Through December 31, 1997, the Company recognized both software license fees and modifications revenue using the straight-line method over the installation period. Beginning in January 1998, the Company changed these procedures to comply with Statement of Position 97-2, "Software Revenue Recognition," issued by the American Institute of Certified Public Accountants, and now uses contract accounting procedures based upon percentage of completion for all projects requiring "significant" modifications to the software. Revenue for projects with no modifications or modifications costing less than 5% of the software license fee are recognized upon delivery of the software, to the extent that payment is fixed and determinable and payment is likely due within 120 days. The Company does not believe that this change in revenue recognition procedures has had a material impact on the recognition of revenue, nor does it believe it will have a material impact on the recognition of future revenue. The Company believes that license fee revenues should increase in the future due to increased worldwide sales and marketing efforts, the maturation of its new sales force, its new products and efforts aimed at new markets, and continued market acceptance of Catalyst WMS.

SERVICES AND PCS

Services and PCS revenues are derived from software modifications, professional services, and PCS agreements. Services and PCS revenues increased by 13.4% to $14.6 million in 1997 and by 49.6% to $21.9 million in 1998. The following table sets forth the components of services and PCS revenues as a percentage of total revenues for the years indicated:

-----------------------------------------------------------------------------
                                       1998          1997          1996
-----------------------------------------------------------------------------
Software modifications                 15.0%         25.7%         28.6%
Professional services                  32.5          23.1          19.6
PCS agreements                         17.0          16.2          12.8
                                       ----          ----          ----
Total services and PCS                 64.5%         65.0%         61.0%

Software modifications are determined during the customer's Conference Room Pilot (CRP) and consist of changes to the software to facilitate specific functionality a customer desires. The Company believes that while a certain amount of software modifications will continue, future modifications revenues as a percentage of total revenues will decrease due to the increased functionality of its newer releases of Catalyst WMS. As is indicated by the 1997 and 1998 trends, the Company believes that the percentages which software modifications represent of total revenues will continue to decrease in the future.

Professional services revenues are derived from training, technical services, performance of the CRP, on-site support, project management, and implementation services. While the Company continues to improve its Catalyst Implementation Methodology and Plan (CIMPL), professional services revenues will continue to increase, partially because of increased daily rates the Company is now charging for its services, and also because the Company expects to continue implementing new customer sites and current customer multi-site roll-outs. The increase in 1998 professional services revenue was due to the higher number of new orders, the impact of higher daily rates for services, and an effort on the part of the Company to sell upgrades, training, and other services to existing customers. Revenue for professional services is recognized based on the number of days of work actually performed.

Customers typically enter into a one-year agreement for PCS at the time they first license Catalyst WMS and, once installed, pay for the first year of PCS fees in advance. The increase in PCS revenues in 1997 and 1998 was due primarily to growth in the installed customer base for Catalyst WMS and current customers renewing their PCS agreements. Revenue on PCS is recognized ratably over the term of the PCS agreement, which is generally one year. The Company believes that PCS revenues will increase in the future as more Catalyst WMS systems are implemented, resulting in the execution of corresponding PCS agreements along with the renewal of existing PCS agreements.

HARDWARE AND OTHER

Hardware and other revenues consist of products that the Company sold to its customers on behalf of other manufacturers, including computer hardware, radio frequency equipment, and printers. Hardware and other revenues increased by 567.4% to $881,000 in 1997 and by 272.5% to $3.3 million in

1998. The increase in hardware and other revenue in 1997 and 1998 is due to the resale of hardware to meet a desire by certain customers for a "turnkey" solution.

COST OF SOFTWARE LICENSE FEES

Cost of software license fees consists of the cost of third-party software licenses sold by the Company. The cost of software license fees was $288,000, $524,000, and $525,000 in 1996, 1997, and 1998, respectively. There was no cost of software license fees for the Catalyst WMS due to the fact that costs to develop this product have been expensed as incurred, because the Company's product development efforts have been directed at enhancing and improving the product.

The Company expects to continue to expense the cost of developing new releases of the Catalyst UNIX WMS and related products and therefore anticipates that the cost of software license fees for those products and their related RDBMS software in the future will remain approximately the same as a percentage of total software license fee revenues. However, in connection with the acquisition of the Company's new NT-based WMS product in 1998, certain amounts were capitalized based on an independent valuation of the assets acquired. Subsequent costs of $302,000 expended to complete this product were capitalized in 1998, and similar but probably smaller amounts may also be capitalized in the future. Upon general release of the NT-based WMS product, these amounts will be amortized over the future anticipated life of the product, and will be expensed as costs of software license fees.

COST OF SERVICES AND PCS

Cost of services and PCS consists primarily of personnel costs for the performance of software modifications, professional services, and PCS. Cost of services and PCS as a percentage of total services and PCS revenues were 95.9%, 93.9%, and 66.6% in 1996, 1997, and 1998, respectively. The increase in cost of services and PCS in 1996 and 1997 was attributable to increased staffing of the Company's service and support organizations, coupled with below-market pricing for these services. In mid-1997, the Company raised its daily rate for services to market levels, which resulted in the profitability improvements shown above.

  The Company anticipates that, while the total number of employees in its service and support organization may increase, the future cost of services and PCS as a percentage of services and PCS revenues should decrease as a result of increased rates which the Company will receive for performing services and improved efficiencies in providing such services.

COST OF HARDWARE AND OTHER

Cost of hardware and other consists primarily of the cost of products sold by the Company on behalf of other manufacturers. There was no cost of hardware and other expense in 1996 because of the Company's decision not to sell hardware at that time. The only hardware and other revenue for that period consisted of miscellaneous commissions and sales of user manuals. In mid-1997, the Company changed its strategy regarding hardware, and began to offer select items to its customers who were looking for a turnkey solution. Because of low margins, the Company does not inventory, service, or discount these items, but makes them available if a customer desires a turnkey solution. Several sales were made in late 1997 with a cost of $766,000 and a profit margin of 13.1%. Sales made in 1998 had a cost of $2.8 million and a profit margin of 15.9%. The Company expects these sales to increase in future periods with similar or improved margins.

SALES AND MARKETING

Sales and marketing expenses consist primarily of salaries and commissions paid to sales personnel along with marketing, promotional, and travel expenses. Sales and marketing expenses increased by 4.2% to $5.3 million in 1997 and by 3.8% to $5.5 million in 1998. In general, the increase in sales and marketing expenses in each year was due to the expansion of the Company's sales and marketing staff and increased marketing and promotional expenses in the domestic and international markets. Sales and marketing expenses represented 24.0%, 23.5%, and 16.2% of total revenues in 1996, 1997, and 1998, respectively. These expenses were a lower percentage in 1998 due to the large increase in revenue. The marketing component of this expense category increased 38.5% in 1998 over the previous year, but in total, the combined expense did not grow more than 3.8% due to the savings realized by the closing of several of the Company's foreign sales offices. It is the intention of the Company to reinvest these savings into more marketing efforts, a larger domestic direct sales force, and the development of a global VAR organization.

PRODUCT DEVELOPMENT

Product development costs include expenses associated with research and development, including costs of engineering personnel and related development expenses such as development software tools, training, and documentation. Product development costs decreased by 38.9% to $2.7 million in 1997 and increased 24.9% to $3.4 million in 1998. In April 1996, the Company purchased Information Strategies, Incorporated (ISI) (an NT-based WMS software company). The Company abandoned and discontinued development of the ISI product in early 1997 when it realized that further development costs would far exceed the value of the product. The growth in research and development expenditures in 1998 reflects the Company's efforts to expand its product offering into vertical markets, to develop new products suitable for the mid-tier market, and to continuously improve upon and add additional functionality to its existing products. Product development costs represented 21.1%, 12.1%, and 10.1% of total revenues in 1996, 1997, and 1998, respectively. The Company believes that product development costs should increase as a percentage of total revenues in the future.

GENERAL AND ADMINISTRATIVE

General and administrative expenses consist primarily of the salaries of administrative, executive and finance personnel. General and administrative expenses decreased by 7.3% to $4.0 million in 1997 and increased by 5.1% to $4.2 million in 1998. General and administrative expenses represented 20.3% of total revenues in 1996, 17.7% in 1997, and 12.3% in 1998. In 1997, the
size of the administrative staff was decreased as a result of a restructuring. In 1998, general and administrative expenses were higher due to the inclusion of management bonuses, an increase in the Company's matching percentage for employee 401(k) contributions, and the amortization of intangible assets recorded in the purchase of Kearney Systems, Inc. (KSI). The Company expects that general and administrative expenses may increase in the future, but should continue to decrease as a percentage of total revenues.

TREATMENT OF ACQUISITION COSTS

In August 1998, in a non-related party transaction, the Company acquired
100% of the stock of KSI in exchange for approximately 143,000 shares of the Company's stock. The Company acquired KSI in order to obtain KSI's NT-based WMS software, which had been in development for several years. The acquisition was treated as a purchase. Based upon an independent valuation of the intangible assets of KSI, the NT-based WMS software was valued at $723,000. This value was capitalized by the Company because the software was determined to have reached technological feasibility and to have substantial future value to the Company. While the technological feasibility of the NT-based WMS product had been established prior to the KSI purchase, the product did require further development of functionality in order to meet the needs of the first beta customer. These development efforts were completed by a team of Catalyst and KSI developers and the beta product was successfully installed at the customer in mid-December, 1998. Costs of $302,000 related to the completion of the development were capitalized at year-end and added to the value of the product recorded upon the purchase of KSI. General release of the NT-based WMS product is expected in 1999.

OTHER INCOME AND EXPENSE

Other income and expense consists primarily of interest income and interest expense and does not have a material impact on operating results. The Company expects other income and expense to remain relatively constant in the future since invested cash balances are increasing but interest rates earned have been decreasing.

INCOME TAX EXPENSE

In 1996 and 1997, no income tax expense was recorded as the Company incurred a net loss for both financial and income tax reporting purposes. In 1998, the Company was not subject to regular federal income taxes, because it had approximately $8.2 million in net operating loss carryforwards. However, because of its 1998 net income, Catalyst was subject to an alternative minimum tax (AMT), an income tax on its UK subsidiary, and certain state tax amounts. No net deferred tax expense was recorded in any of the three years reported as the Company continues to record a valuation allowance to reserve for the net deferred tax asset.

LIQUIDITY AND CAPITAL RESOURCES

The Company used cash of $14.3 million in 1996, of which $3.3 million was used in operating activities, mostly due to a net loss of $7.1 million for the year. Also in 1996, $3.6 million was used for capital expenditures and the purchase of ISI, and $7.0 million was used to purchase common stock for the treasury due to stock repurchase transactions. In 1997, the Company used $5.1 million in cash, of which $3.2 million was used in operating activities

(largely relating to a $4.2 million net loss for the year), $770,000 was used for capital expenditures, and $1.1 million was used to purchase treasury stock from the Company's former president and chief executive officer. In 1998, the Company generated $4.3 million in cash, of which $5.0 million was generated by operating activities, and $800,000 was used for capital expenditures and capitalization of software development costs. In addition, cash of $335,000 was generated by the employees' exercise of stock options.

Capital expenditures totaled $2.1 million, $770,000, and $505,000 in 1996, 1997, and 1998, respectively. In 1996, an increase in employees led to a higher level of expenses related to equipment, software, and furniture. In 1997, the Company upgraded certain of its computer and internal network equipment, which it financed under capital leases. As of December 31, 1997, the aggregate amount owing under capital leases, including interest, was $589,000. As of December 31, 1998, the aggregate amount owing under capital leases, including interest, was $879,000. The Company anticipates making similar expenditures for new hardware during 1999. Such expenditures will be funded from cash flows from operations and from additional capital leases.

During 1996, the Company instituted a stock buy-back program through which it purchased approximately 234,000 shares of its common stock at various market prices. The aggregate cash used to purchase the stock was $1.2 million. In November 1996, the Company redeemed approximately 1.2 million shares of its common stock from Summit Partners for $5.7 million in cash. In January 1997, the Company redeemed approximately 226,000 shares of its common stock as a part of a negotiated agreement between the Company and its former president and chief executive officer. At this time, the Company does not anticipate purchasing additional shares of its common stock in the open market, or concluding any redemptions of its common stock, in the foreseeable future. In 1998, the Company issued approximately 143,000 shares of its common stock previously held in treasury for the purchase of KSI.

As of December 31, 1998, the Company had $8.6 million in cash and cash equivalents and working capital of $9.5 million. In addition, the Company has a $1.0 million line of credit (the "Revolving Credit Facility") with Bank One, Milwaukee, Wisconsin, N.A. As of December 31, 1998, there were no amounts outstanding under the Revolving Credit Facility.

At December 31, 1998, accounts receivable increased by 20.1% or $1.6 million, compared to December 31, 1997. This increase was due to the higher level of revenues recognized by the Company. At December 31, 1998, the Company had reserves of $534,000 for doubtful accounts and $700,000 for known and estimated project cost overruns. This compares to $339,000 and $700,000 for the same reserve amounts at December 31, 1997. The Company feels it has adequately provided for potential risks.

The Company believes that liquidity provided by cash generated from its ongoing operations, existing cash balances, and borrowings under the Revolving Credit Facility will be sufficient to meet the Company's currently anticipated working capital and capital expenditure requirements through 1999.

The Company has never paid cash dividends on its common stock. The
Company's policy has been to retain cash from operations to provide funds for the operation and expansion of its business. Accordingly, the Company does not anticipate paying cash dividends in the foreseeable future.

IMPACT OF YEAR 2000

The Year 2000 issue is the result of computer programs using two digits rather than four to define the applicable year. Any of the Company's computer programs, either internal or sold to customers, that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in normal business activities.

The Company's primary software offering, the Catalyst WMS, is written to store the year in the database using four digits to allow data entry in an unambiguous manner and to process program functions in four digits. The Company has certified that its most recent product offerings, Flowthrough Release 6.0/Build 17, Release 7.0/Build 8, and later releases of the Catalyst WMS, are Year 2000 compliant. The Company has extensively tested these releases and has not to date found any material errors which could affect Year 2000 compliance. Because the Catalyst WMS was originally developed using four digit coding, the Company does not expect problems with the Year 2000 compliance of prior releases of the Catalyst WMS. However, due to the fact that the Catalyst WMS is integrated with different combinations of third party software and hardware products, any Year 2000 problem occurring within these third party software and hardware products may impact the operation of the Catalyst WMS which, in turn, may lead to claims against the Company. The potential for and outcome of such claims and impact on the Company cannot be estimated at this time.

In mid-1997, the Company began a proactive program of offering to its existing customers assistance in assessing whether the customer's fully integrated system is Year 2000 compliant and coordinating the remediation of non-compliant systems. The Company has contacted all customers with pre-release 7.0 of the Catalyst WMS and notified them that, because their systems interface with third party software and hardware products, their entire system should be reviewed for compliance. This effort is ongoing and certain customers have retained the Company to perform an assessment of and/or coordination of the remediation work for their entire system.

With respect to the Company's internal computer systems and equipment, the Company continues to conduct a comprehensive review to ensure that all such systems are, or prior to the end of 1999 will be, Year 2000 compliant. The Company's Year 2000 readiness plan includes the following phases: (i) conducting an inventory of the Company's internal systems, including information technology systems and non-information technology systems (which include office and facilities' environment-related systems) and the systems acquired or to be acquired by the Company from third parties; (ii) assessing and prioritizing any required remediation; (iii) remediating any problems by repairing or, if appropriate, replacing the non-compliant systems; (iv) testing of all remediated systems; and (v) developing a contingency plan. The Company has completed its inventory and assessment phases of this plan and is actively engaged in completing the remaining phases. The Company expects to complete all phases of its readiness plan before the end of 1999.

In addition to assessing its internal systems, the Company has initiated communications with its vendors, service providers, and third party business partners to assess their Year 2000 readiness. Many of these entities have responded in writing to the Company's Year 2000 readiness inquiries. The Company plans to continue assessing its vendors, service suppliers, and third party business partners to ensure Year 2000 readiness. Despite the Company's diligence, there can be no guarantee that the non-compliant systems of other entities which the Company relies upon in its day to day operations will not have a material adverse impact on the Company. The actual impact on the Company resulting therefrom cannot be determined at this time.

To date, the Company has expended approximately $250,000 in conjunction with its Year 2000 readiness plan. The Company expects that the cost of completing this Year 2000 readiness plan, including replacement of all necessary computer systems, will not exceed an additional $100,000.

The Company has limited the scope of its risk assessment to those factors upon which it can reasonably be expected to have an influence. The Company has made the assumption that government agencies, utility companies, and national telecommunication providers will continue to operate. The lack of such services could have a material impact on the Company's ability to operate; however, the Company has little, if any, ability to influence such an outcome, or to make alternative arrangements in advance for such services if they are unavailable. Additionally, the Company believes that disruptions in the economy generally resulting from Year 2000 issues could have a material adverse impact on the Company. The amount of potential liability or loss of revenue to the Company cannot be reasonably estimated at this time.

During the first quarter of 1999, the Company intends to retain an external auditor to review the procedures used by the Company in assessing its Year 2000 readiness. Upon completion of this external audit, the Company intends to address any potential exposures raised by the auditors and commence developing its Year 2000 contingency plan. The Company believes that this is an appropriate time frame for developing the contingency plan and that efforts prior to that time should be focused on the remediation and testing phases of the Company's Year 2000 readiness plan.

The information contained herein, as well as all information previously filed by the Company regarding its Year 2000 readiness, are designated as Year 2000 readiness disclosures as defined by the Year 2000 Information and Readiness Disclosure Act.

ECONOMIC AND MONETARY UNION IN EUROPE (EMU)

EMU refers to the movement toward economic and monetary union in Europe with the ultimate goal of introducing a single currency called the euro. While the European monetary union will have profound financial and political implications, the Company believes that the formation of EMU will not impact the Company's earnings in any material way.

QUARTERLY RESULTS

  The following table sets forth unaudited statements of operations data for each of the quarters in the years ended December 31, 1997 and 1998. This unaudited quarterly information has been prepared on the same basis as the annual information presented elsewhere herein and, in the Company's opinion, includes all adjustments (consisting only of normal recurring entries) necessary for a fair presentation of the information for the quarter presented. The operating results for any quarter are not necessarily indicative of the results for any future period.

-----------------------------------------------------------------------------
Quarters Ended                    Dec.     Sept.    June     Mar.     Dec.     Sept.    June     Mar.
                                   31,      30,      30,      31,      31,      30,      30,      31,
                                  1998     1998     1998     1998     1997     1997     1997     1997
-----------------------------------------------------------------------------
(In thousands, except per share data)
Revenues:
  Software license fees          $2,661    $2,311   $1,662   $2,107   $2,067   $1,781   $1,863  $1,296
  Services and post-contract
    customer support              6,310     5,180    5,298    5,123    4,525    4,118    3,169    2,825
  Hardware and other                837     1,329      881      235      626      253        -        2
                                  -----     -----    -----    -----    -----    -----    -----    -----
    Total revenues                9,808     8,819    7,821    7,465    7,218    6,152    5,032    4,123

Operating expenses:
  Cost of software license fees     178       187      128       32      234        5      188       97
  Cost of services and post-
    contract customer support     3,717     3,695    3,447    3,724    3,786    3,700    3,363    2,896
  Cost of hardware and other        807     1,064      680      208      536      230        -        -
  Sales and marketing             1,439     1,182    1,447    1,424    1,266    1,405    1,371    1,249
  Product development             1,034       814      866      698      605      568      615      943
  General and administrative      1,163     1,048      848    1,118      771      933    1,004    1,267
                                  -----     -----    -----    -----    -----     -----    -----    -----
    Total operating expenses      8,339     7,990    7,416    7,204    7,198    6,841    6,541    6,452
                                  -----     -----    -----    -----    -----    -----    -----    -----
Income (loss) from operations     1,468       829      405      261       20     (689)  (1,509)  (2,329)
Other income                         88        57       41       31      128       52       54       74
                                  -----     -----    -----    -----    -----    -----    -----    -----
Income (loss) before provision
  for income taxes                1,556       886      446      292      148     (637)  (1,455) (2,255)
Provision for income taxes          100         -        -        -        -        -        -       -
                                  -----     -----    -----    -----    -----    -----    -----   -----
Net income (loss)                $1,456    $  886   $  446   $  292   $  148   $ (637) $(1,455)$(2,255)
                                  -----     -----    -----    -----    -----    -----    -----   -----
Net income (loss) per share      $ 0.19    $ 0.12   $ 0.06   $ 0.04   $ 0.02   $(0.10)  $(0.22) $(0.34)
                                  -----     -----    -----    -----    -----    -----    -----   -----
Shares used in computing net
  income (loss) per share         7,517     7,377    7,426    6,988    7,035    6,644    6,633    6,591
