Form 10-K, Exhibit 13
period 1998-12-31
CATALYST INTERNATIONAL INC
filed 1999-03-31
CIK 915508

                                                                 EXHIBIT 13.3

                        CATALYST INTERNATIONAL, INC.

                           FINANCIAL STATEMENTS

  *  Report of Ernst & Young LLP, Independent Auditors
  * Consolidated Statements of Operations for the years ended December 31, 1998, 1997, and 1996
  *  Consolidated Balance Sheets at December 31, 1998 and 1997
  * Consolidated Statements of Stockholders' Equity for the years ended December 31, 1998, 1997, and 1996
  * Consolidated Statements of Cash Flows for the years ended December 31, 1998, 1997, and 1996
  *  Notes to Consolidated Financial Statements

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Catalyst International, Inc.

We have audited the accompanying consolidated balance sheets of Catalyst International, Inc. (the Company) as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. Our audits also include the financial statement schedule listed in Item 14(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.


/s/ Ernst & Young LLP

Milwaukee, Wisconsin
January 30, 1999

CONSOLIDATED STATEMENTS OF OPERATIONS

-----------------------------------------------------------------------------
Years ended December 31,                1998          1997          1996
-----------------------------------------------------------------------------
Revenues:
  Software license fees             $ 8,740,730   $ 7,006,776   $ 8,132,367
  Services and post-contract
   customer support                  21,890,275    14,637,358    12,901,947
  Hardware and other                  3,281,596       880,994       132,408
                                     ----------    ----------    ----------
    Total revenues                   33,912,601    22,525,128    21,166,722

Operating expenses:
  Cost of software license fees         524,754       523,894       288,220
  Cost of services and post-
    contract customer support        14,583,554    13,744,466    12,371,157
  Cost of hardware and other          2,758,838       765,755             -
  Sales and marketing                 5,493,319     5,291,116     5,078,557
  Product development                 3,412,217     2,731,489     4,470,304
  General and administrative          4,177,175     3,975,087     4,286,848
  Write-off of purchased research
    and development costs (Note 2)            -             -     2,002,280
  Restructuring and severance
    costs (Note 10)                           -             -       597,338
                                     ----------    ----------    ----------
    Total operating expenses         30,949,857    27,031,807    29,094,704
                                     ----------    ----------    ----------
Income (loss) from operations         2,962,744    (4,506,679)   (7,927,982)

Other income (expense):
  Interest expense                      (54,313)      (26,219)      (67,395)
  Investment income                     266,297       309,007       948,973
  Miscellaneous, net                      5,271        24,597       (14,703)
                                     ----------    ----------    ----------
    Total other income                  217,255       307,385       866,875

Income (loss) before provision
    for income taxes                  3,179,999    (4,199,294)   (7,061,107)
Provision for income taxes (Note 8)     100,000             -             -
                                     ----------    ----------    ----------
Net income (loss)                   $ 3,079,999   $(4,199,294)  $(7,061,107)
                                     ==========    ==========    ==========
Earnings (loss) per share (Note 1):
Basic                                     $0.45        $(0.63)       $(0.88)
Diluted                                    0.42         (0.63)        (0.88)

See accompanying notes.

  The common stock is listed on the Nasdaq Stock Market (R) under the symbol CLYS. Since the initial public offering on November 16, 1995, the common stock has traded at a high of $18.875 per share and a low of $2.125 per share.

  As of February 12, 1999, there were 6,969,067 shares of the Company's common stock outstanding held by 210 stockholders of record and approximately 900 beneficial owners.

CONSOLIDATED BALANCE SHEETS

-----------------------------------------------------------------------------
December 31,                                       1998            1997
-----------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                    $ 8,555,205     $ 4,256,244
  Accounts receivable, net of allowance
    for doubtful accounts of $533,615
    in 1998 and $338,614 in 1997                 9,738,934       8,108,076
  Revenues in excess of billings for
    software license fees                                -         348,425
  Prepaid expenses                                 502,656         579,329
      Total current assets                      18,796,795      13,292,074

Equipment and leasehold improvements:
  Computer hardware and software                 5,420,970       4,492,435
  Office equipment                               2,330,061       2,287,910
  Leasehold improvements                           871,541         862,021
                                                ----------      ----------
                                                 8,622,572       7,642,366

Less accumulated depreciation and
    amortization                                 4,532,967       3,242,335
      Total equipment and leasehold
        improvements                             4,089,605       4,400,031

  Purchased software and capitalized
    software development costs                   1,024,980               _
  Intangible assets, net of accumulated
    amortization of $53,855                         559,145              -
  Goodwill, net of accumulated amortization
    of $43,567                                    1,086,406              -
                                                 ----------     ----------
      Total assets                              $25,556,931    $17,692,105
                                                 ==========     ==========

-----------------------------------------------------------------------------
December 31,                                        1998          1997
-----------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable                              $ 1,743,990    $ 1,920,489
  Income taxes payable                              100,000              -
  Accrued liabilities                             2,235,276      1,818,337
  Deferred software license fees                    342,345              -
  Deferred services and post-contract
    customer support                              4,457,140      2,662,392
  Current portion of long-term debt (Note 4)        388,074        218,286
                                                 ----------     ----------
      Total current liabilities                   9,266,825      6,619,504

  Long-term debt (Note 4)                           411,531        442,549
  Deferred services and post-contract
    customer support                                190,052        328,711
  Deferred rent (Note 4)                            285,153        304,685
      Total noncurrent liabilities                  886,736      1,075,945

Commitments (Note 4)

Stockholders' equity (Notes 5 and 6):
  Preferred stock, $.01 par value; 2,000,000
    shares authorized; none issued or
    outstanding                                           -              -
  Common stock, $.10 par value; 25,000,000
    shares authorized; shares issued:
    8,767,373 in 1998 and 8,622,029 in 1997         876,737        862,203
  Additional paid-in capital                     32,743,264     31,112,079
  Accumulated deficit                            (9,845,503)   (12,925,502)
  Treasury stock, at cost-1,822,748 shares
    of common stock in 1998 and 1,966,090
    shares of common stock in 1997               (8,371,128)    (9,052,124)
                                                 ----------     ----------
      Total stockholders' equity                 15,403,370      9,996,656
                                                 ----------     ----------
        Total liabilities and
          stockholders' equity                  $25,556,931    $17,692,105
                                                 ==========     ==========

See accompanying notes.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

-----------------------------------------------------------------------------
                                                     Additional
                                     Common Stock      Paid-in
                                   Shares   Dollars    Capital      Deficit
-----------------------------------------------------------------------------
Balances at December 31, 1995    8,421,323 $ 842,132 $31,123,677 $(1,665,101)
  Purchase of common stock
   for treasury                          -         -           -           -
  Common stock to be redeemed
   for treasury (Note 10)                -         -           -           -
  Stock options exercised           79,894     7,990       7,757           -
  Compensation expense on
   stock options                         -         -      29,419           -
  Issuance costs of initial
   public offering                       -         -     (85,936)          -
  Net loss                               -         -           -  (7,061,107)
                                ----------  --------  ----------  ----------

Balances at December 31, 1996    8,501,217   850,122  31,074,917  (8,726,208)
  Purchase of common stock
   for treasury                          -         -           -           -
  Stock options exercised          120,812    12,081       7,946           -
  Compensation expense on
   stock options                         -         -      29,216           -
  Net loss                               -         -           -  (4,199,294)
                                ----------  --------  ----------  ----------

Balances at December 31, 1997    8,622,029   862,203  31,112,079 (12,925,502)
  Purchase of Kearney Systems,
   Inc.                                  -         -   1,285,588           -
  Stock options exercised          145,344    14,534     320,259           -
  Compensation expense on
   stock options                         -         -      25,338           -
  Net income                             -         -           -   3,079,999
                                ----------  --------  ----------  ----------

Balances at December 31, 1998    8,767,373 $ 876,737 $32,743,264 $(9,845,503)

See accompanying notes.

-----------------------------------------------------------------------------
                                                 Common Stock
                                   Treasury      to be redeemed
                                   Stock         for Treasury        Total
-----------------------------------------------------------------------------
Balances at December 31, 1995    $(1,050,000)    $          -    $29,250,708
  Purchase of common stock for
    treasury                      (6,928,885)               -     (6,928,885)
  Common stock to be redeemed
    for treasury (Note 10)                 -       (1,073,239)    (1,073,239)
  Stock options exercised                  -                -         15,747
  Compensation expense on
    stock options                          -                -         29,419
  Issuance costs of initial
    public offering                        -                -        (85,936)
  Net loss                                 -                -     (7,061,107)
                                  ----------      -----------     ----------

Balances at December 31, 1996     (7,978,885)      (1,073,239)    14,146,707
  Purchase of common stock for
    treasury                      (1,073,239)       1,073,239              -
  Stock options exercised                  -                -         20,027
  Compensation expense on
    stock options                          -                -         29,216
  Net loss                                 -                -     (4,199,294)
                                  ----------      -----------     ----------

Balances at December 31, 1997     (9,052,124)               -      9,996,656
  Purchase of Kearney Systems,
    Inc.                             680,996                -      1,966,584
  Stock options exercised                  -                -        334,793
  Compensation expense on
    stock options                          -                -         25,338
  Net income                               -                -      3,079,999
                                  ----------      -----------    ----------

Balances at December 31, 1998    $(8,371,128)    $          -    $15,403,370
                                  ==========      ===========     ==========

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

-----------------------------------------------------------------------------
Years ended December 31,                 1998         1997           1996
-----------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income (loss)                     $ 3,079,999  $(4,199,294)  $(7,061,107)
Adjustments to reconcile net income
  (loss) to net cash provided by
  (used in) operating activities:
 Depreciation and amortization          1,351,947    1,161,845     1,015,359
 Compensation expense on stock options     25,338       29,216        29,419
 Loss on disposal of equipment and
   leasehold improvements                       -       27,175           574
 Provision for restructuring and
   severance costs                              -            -       597,338
 Write-off of purchased research and
   development costs                            -            -     2,002,280
Changes in operating assets and
  liabilities, net of acquisition:
 Accounts receivable                   (1,552,134)  (2,129,338)      949,364
 Prepaid expenses                          85,149     (170,991)      (27,977)
 Accounts payable                        (395,422)     877,156      (129,133)
 Accrued liabilities                      119,692     (351,920)       69,386
 Income taxes                             100,000      212,642       (92,191)
 Deferred software license fees           690,770     (360,878)     (284,083)
 Deferred services and post-
   contract customer support            1,558,319    1,745,543      (358,933)
 Deferred rent                            (19,532)     (19,532)      (19,532)
                                       ----------   ----------    ----------
 Total adjustments                      1,964,127    1,020,918     3,751,871
                                       ----------   ----------    ----------
Net cash provided by (used in)
  operating activities                  5,044,126   (3,178,376)   (3,309,236)

INVESTING ACTIVITIES
Capital expenditures                     (504,951)    (769,886)   (2,094,781)
Capitalized software development costs   (301,980)           -             -
Proceeds from fixed asset disposals             -            -        12,279
Purchase of Information Strategies,
  Inc. (Note 2)                                 -            -    (1,499,456)
                                       ----------   ----------    ----------
Net cash used in investing activities    (806,931)    (769,886)   (3,581,958)

FINANCING ACTIVITIES
Payments on long-term debt               (273,027)     (63,733)     (401,143)
Costs related to initial public
  offering of common stock                      -            -       (85,936)
Proceeds from exercise of
  stock options                           334,793       20,027        15,747


Purchase of common stock for treasury           -   (1,073,239)   (6,928,885)
                                       ----------   ----------    ----------
Net cash provided by (used in)
  financing activities                     61,766   (1,116,945)   (7,400,217)
                                       ----------   ----------    ----------
Net increase (decrease) in cash
  and cash equivalents                  4,298,961   (5,065,207)  (14,291,411)
Cash and cash equivalents at
  beginning of year                     4,256,244    9,321,451    23,612,862
                                       ----------   ----------    ----------
Cash and cash equivalents at
  end of year                         $ 8,555,205  $ 4,256,244   $ 9,321,451
                                       ==========   ==========    ==========
Supplemental disclosure:
Cash paid for interest                $    54,313  $    33,062   $    59,566
Cash paid (received) for income taxes           -     (286,697)      127,000

Noncash investing and financing activities:

During 1998 and 1997, the Company acquired $388,017 and $541,689, respectively, of computer hardware under capital leases.

During 1998, the Company issued 143,342 shares of the Company's common stock previously held in treasury with a fair market value of $1,966,584 for the acquisition of Kearney Systems, Inc. (see Note 2).

See accompanying notes.

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     THREE YEARS ENDED DECEMBER 31, 1998

1. SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION

The accompanying consolidated financial statements include the accounts of Catalyst International, Inc. (the Company) and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

BUSINESS AND CONCENTRATION OF CREDIT RISK

The Company develops, markets, and supports advanced warehouse management software solutions. The Company also provides related services, including software modification and configuration, project management, rapid prototyping, training, and implementation support for customers throughout the United States and certain foreign countries. The Company performs periodic credit evaluations of its customers' financial condition and does not require collateral.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements and notes. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents consist principally of investments in corporate debt securities and repurchase agreements. The cost of these securities, which are considered as "available for sale" for financial reporting purposes, approximates fair value at both December 31, 1998 and 1997. There were no realized gains or losses during any of the three years in the period ended December 31, 1998.

EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Equipment and leasehold improvements are recorded at cost and are depreciated on the straight-line basis over their estimated useful lives as follows: computer hardware and software-5 years; office equipment-7 years; and leasehold improvements-10 years.

INTANGIBLE ASSETS AND GOODWILL

Intangible assets consist of customer list and assembled workforce. Goodwill and customer list are being amortized over a seven-year period. Assembled workforce is being amortized over a three-year period.

CAPITALIZED SOFTWARE DEVELOPMENT COSTS

As required by generally accepted accounting principles, the Company capitalizes costs incurred to develop new software products upon determination that technological feasibility has been established for the product, whereas costs incurred prior to the establishment of technological feasibility are charged to expense. When the software product is available for general release to customers, capitalization ceases and such costs are amortized on a product-by-product basis based on current and anticipated future revenue.

Development of the Company's UNIX-based product focuses on enhancing the features and functionality of the existing core software and a working model of the enhancements does not exist until the product is ready for general release. Therefore, the Company has not capitalized any software development costs related to its UNIX-based product. Capitalized software development costs related to the Company's NT-based product were $302,000 in 1998. Once the NT-based product is available for general release to customers, capitalization will cease and costs will be amortized over a seven-year period.

REVENUE RECOGNITION

The Company derives revenue from software licenses, post-contract customer support (PCS), services, and the sale of implementation-related hardware. PCS includes telephone support, bug fixes, and rights to upgrades on a when-and-if-available basis. Services range from installation, training, and basic consulting to software modification and customization to meet specific customer needs. In software arrangements that include rights to multiple software products, specified upgrades, PCS, and/or other services, the Company allocates the total arrangement fee to each deliverable based on the relative fair value of each of the deliverables determined based on vendor-specific objective evidence.

SOFTWARE LICENSE FEES

The Company recognizes the revenue allocable to software licenses and specified upgrades upon delivery of the software product or upgrade to the end user, unless the fee is not fixed or determinable or collectibility is not probable. The Company considers all arrangements with payment terms extending beyond 120 days and other arrangements with payment terms longer than normal to not be fixed or determinable. If the fee is not fixed or determinable, revenue is recognized as payments become due from the customer. If collectibility is not considered probable, revenue is recognized when the fee is collected.

POST-CONTRACT CUSTOMER SUPPORT

Revenue allocable to PCS is recognized on a straight-line basis over the period the PCS is provided.

SERVICES

Arrangements that include software services are evaluated to determine whether those services are for modification of the software product or for the normal implementation of the WMS system. When software services are considered part of the normal implementation process, revenue is recognized monthly, as these services are invoiced. When software services are for the modification of the software itself, an evaluation is made to determine if these modifications will take more than 50 person-days of work. If the work will exceed 50 days of effort, revenue is recognized using contract accounting (see below). When the work is estimated to be under 50 days, the revenue allocable to the software services is recognized as the services are invoiced.

HARDWARE

Revenue on hardware is recognized when the hardware is drop-shipped by the hardware vendor.

CONTRACT ACCOUNTING

For arrangements that include customization or modification of the software, revenue is recognized using contract accounting. Revenue from these software arrangements is recognized on a percentage-of-completion method with progress-to-completion measured based upon labor time expended. The Company reserves for project cost overruns when such overruns are identified. Included in accrued liabilities at December 31, 1998 and 1997, are reserves for project cost overruns of $700,000 in each year.

ADVERTISING

Advertising costs are expensed as incurred and amounted to approximately $371,000, $267,000, and $329,000 in 1998, 1997, and 1996, respectively.

INCOME TAXES

Deferred income taxes are provided for temporary differences between the financial reporting and income tax basis of assets and liabilities and are measured using currently enacted tax rates and laws.

EARNINGS (LOSS) PER SHARE

The numerator for the calculation of basic and diluted earnings per share is net income (loss) in each year. The following table sets forth the computation of basic and diluted weighted average shares used in the per share calculations:

-----------------------------------------------------------------------------
                                             1998        1997        1996
-----------------------------------------------------------------------------
Denominator for basic earnings per share-
  weighted average shares outstanding      6,786,728   6,630,200   7,995,766
Effect of dilutive options and warrants      596,159           -           -
                                           ---------   ---------   ---------
Denominator for diluted earnings per
  share                                    7,382,887   6,630,200   7,995,766
                                           =========   =========   =========

ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is required to be adopted in years beginning after June 15, 1999. Because the Company has not previously used derivatives, management does not anticipate that the adoption of the new Statement will have a significant effect on results of operations or the financial position of the Company.

Effective January 1, 1998, the Company adopted FASB Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" (Statement No. 131). Statement No. 131 establishes standards for the way that public enterprises report information about operating segments, products and services, geographic areas and major customers (see Note 9). The adoption of Statement No. 131 did not affect results of operations or financial position of the Company.

Effective January 1, 1998, the Company adopted FASB Statement No. 130, "Comprehensive Income." This Statement establishes standards for the reporting and display of comprehensive income and its components in the financial statements. Comprehensive income for the Company is the same as net income for all periods presented.

2. ACQUISITIONS

In August 1998, the Company acquired all of the outstanding common stock of Kearney Systems, Inc. (KSI), a Windows NT-based developer of warehouse management system software. Aggregate consideration for the acquisition consisted of 143,342 shares of the Company's common stock previously held in treasury. The acquisition was accounted for as a purchase and, accordingly, the purchase price was allocated to assets acquired and liabilities assumed based upon fair value at the date of acquisition. The results of operations of KSI have been included in the consolidated statements of operations since the date of acquisition. Pro forma results of operations have not been presented because the effects of this acquisition were not significant.

In April 1996, the Company acquired all of the outstanding common stock of Information Strategies, Inc. (ISI), a Windows NT-based software developer, for $1,500,000 in cash. The acquisition was accounted for as a purchase and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed (including bank debt of $136,713) based upon fair value at the date of acquisition. The assets acquired included purchased research and development costs totaling $2,002,000 which were immediately charged to operations. The results of operations of ISI have been included in the consolidated statements of operations since the date of acquisition.

3. BANK LINE OF CREDIT

The Company has a $1,000,000 bank line of credit. The line of credit, which is due on demand, requires monthly interest payments at the bank's prime rate of interest (7.75% at December 31, 1998) and is secured by substantially all of the Company's assets. No amounts were outstanding under the line of credit at December 31, 1998 or 1997.

4. LONG-TERM DEBT AND LEASE COMMITMENTS

Long-term debt consisted of the following at December 31:

-----------------------------------------------------------------------------
                                     1998                   1997
-----------------------------------------------------------------------------
Capital lease obligations        $ 799,605               $ 660,835
Less current portion              (388,074)               (218,286)
                                  --------                --------
                                 $ 411,531               $ 442,549
                                  ========                ========

The Company leases computer equipment and a telephone system under capital leases requiring monthly payments in varying amounts through February 2002 with effective interest rates ranging from 7.5% to 10.5%. At December 31, 1998, the gross amount of office equipment recorded under capital leases and related accumulated amortization was approximately $984,000 and $306,000, respectively.

The Company also leases its corporate office space under an operating lease which extends through January 2006. The Company is recognizing rent expense on a straight-line basis, which differs from the pattern of payments required by the lease. The Company is required to pay real estate taxes, maintenance, utilities and insurance on the leased building.

At December 31, 1998, future payments under capital and operating leases with remaining terms in excess of one year were as follows:

-----------------------------------------------------------------------------
                                        Capital Leases     Operating Leases
-----------------------------------------------------------------------------
          1999                                $454,371     $  608,000
          2000                                 319,538        611,000
          2001                                 101,442        611,000
          2002                                   3,804        611,000
          2003                                       -        561,000
          Thereafter                                 -      1,087,000
                                               -------      ---------
          Total minimum lease obligations      879,155     $4,089,000
          Amounts representing interest         79,550      =========
                                               -------
          Capital lease obligation            $799,605
                                               =======

Total rent expense, including executory costs, on all operating leases was approximately $1,150,000, $1,310,000, and $1,183,000 in 1998, 1997, and 1996,
respectively.

5. STOCKHOLDERS' EQUITY

In November 1996, the Company redeemed approximately 1.2 million shares of the Company's common stock held by affiliated stockholders at $4.75 per share. The redemption terminated any prior stock agreements between the Company and such stockholders. In January 1997, the Company repurchased approximately 226,000 shares of the Company's stock held by its former president and chief executive officer at $4.75 per share.

6. STOCK OPTIONS AND WARRANTS

The 1993 Stock Option Plan, as amended (Employee Plan), allows the Company to grant up to 3,000,000 incentive stock options and/or nonqualified stock options to employees. Each option entitles the holder to purchase one share of common stock at the specified option price. The option term is ten years. With certain exceptions, options vest 20% on the first anniversary of either the date of employment or the date of grant and then ratably over the following 48 months. For all options granted to date, the exercise price was equal to the market price (or estimated fair value prior to the Company's IPO in November 1995) of the underlying stock on the date of grant.

In March 1997 and April 1996, the Company and certain option holders modified 965,000 and 726,100, respectively, employee stock options granted previously. The modifications included reducing the exercise price to the market price of the underlying stock as of the modification date, extending the term to ten years after the modification date, and resetting the five-year vesting period.

The Company has a 1997 Director Stock Option Plan (Director Plan) whereby each director was granted options to purchase 10,000 shares of common stock on the effective date of the plan and is granted options to purchase 5,000 shares of common stock on each anniversary of the plan. The exercise price of each grant is equal to the market price of the Company's common stock on the date of grant. The Director Plan provides for the issuance of 250,000 nonqualified stock options to directors. The options are exercisable for ten years from the date of grant.

The following table summarizes information with respect to the Company's Employee and Director Plans for the three years ended December 31, 1998:

-----------------------------------------------------------------------------
                                          Number of       Weighted-Average
                                           Shares      Option Price per Share
-----------------------------------------------------------------------------
Outstanding at December 31, 1995          1,392,452          $2.84
  Granted                                   740,600          $7.09
  Exercised                                 (79,894)         $0.20
  Canceled                                 (235,031)         $7.41
                                          ---------          -----
Outstanding at December 31, 1996          1,818,127          $5.75
  Granted                                   544,520          $3.62
  Exercised                                (120,810)         $0.17
  Canceled                                 (561,706)         $6.78
                                          ---------          -----
Outstanding at December 31, 1997          1,680,131          $3.28
  Granted                                   401,355          $8.55
  Exercised                                (145,344)         $2.30
  Canceled                                 (131,045)         $4.06
                                          ---------          -----
Outstanding at December 31, 1998          1,805,097          $4.47
                                          =========          =====

At December 31, 1998, 951,783 options were available for grant under the Employee and Director Plans. As of December 31, 1998, the range of exercise prices on outstanding options were as follows:

-----------------------------------------------------------------------------
                                                        Weighted
                                             Number     Average    Number of
                                               of       Exercise    Options
                                             Options     Price    Exercisable
-----------------------------------------------------------------------------
Price range $0.10 to $3.50, weighted
  average contractual life of 7.87 years     1,150,425   $ 2.99    602,709
Price range $3.88 to $8.25, weighted
  average contractual life of 9.09 years       557,128   $ 6.10    162,708
Price range $10.00 to $13.94, weighted
  average contractual life of 9.35 years        97,544   $12.66      4,725

In November 1995, the Company issued a warrant to purchase 10,000 shares of common stock at $13.00 per share. During 1997, the warrant was modified to reduce the exercise price to $3.50 per share, the market price of the underlying stock as of the modification date. The term was extended to 10 years after the modification date, and the vesting period was reset so that the warrant vests 20% one year after the modification date and then ratably over the following 48 months.

The Company has reserved 2,766,880 shares of common stock at December 31, 1998 to provide for the exercise of outstanding stock options and warrants and the granting of stock options.

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for its employee stock option plan. Had the Company accounted for its employee stock option plan based upon the fair value at the grant date for options granted under the plan, based on the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's pro forma net income (loss) and pro forma income (loss) per share would have been as follows (for purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options vesting period):

-----------------------------------------------------------------------------
                                         1998            1997
-----------------------------------------------------------------------------
Pro forma net income (loss)           $2,340,594     $(4,395,991)
Pro forma income (loss) per share     $     0.32     $     (0.66)


The weighted average grant date fair values used in the above pro forma disclosures were $7.55 and $1.99 per share for 1998 and 1997 option grants, respectively. It should be noted that the effects of applying SFAS No. 123 for providing pro forma disclosure may not be indicative of future amounts until the new rules are applied to all outstanding nonvested awards (i.e., the above pro forma amounts give effect to 1998, 1997, 1996, and 1995 grants only).

As required by SFAS No. 123, the Company has determined the pro forma information as if the Company had accounted for stock options granted since January 1, 1995 under the SFAS No. 123 fair value method. For grants made prior to the Company becoming a public company, the minimum value method was used to estimate the fair value of the options. For grants made after the Company's initial public offering in November 1995, the Black-Scholes method was used. With the exception of volatility (which is ignored in the case of the minimum value method), the following weighted average assumptions were used: risk-free interest rates of 5.5% in 1998 and 5.4% in 1997; dividend yields of 0%; expected common stock market price volatility factor of 0.87; and a weighted average expected life of the option of five years.

7. RETIREMENT PLAN

The Company sponsors an employee savings and retirement plan in which all employees over 21 years of age with one month of service are eligible to participate. Participants can elect to defer up to 15% of their compensation in accordance with Section 401(k) of the Internal Revenue Code. The Company, at its discretion, can match up to 100% of the employees contributions. Company contributions to the plan were approximately $219,000, $69,000, and $78,000 in 1998, 1997, and 1996, respectively.

8. INCOME TAXES

The provision for income taxes consisted of the following:

-----------------------------------------------------------------------------
Years ended December 31,               1998         1997          1996
-----------------------------------------------------------------------------
Current:
  Federal                          $  38,000    $        -    $         -
  State                               30,000             -              -
  Foreign                             32,000             -              -
                                    --------     ---------     ----------
                                     100,000             -              -

Deferred                            (735,000)    1,814,000      2,010,000
Change in valuation reserve          735,000    (1,814,000)    (2,010,000)
                                    --------     ---------     ----------
                                   $ 100,000    $        -    $         -
                                    ========     =========     ==========

The provision for income taxes differs from the statutory U.S. federal income tax rate due to the following:

-----------------------------------------------------------------------------
Years ended December 31,              1998          1997           1996
-----------------------------------------------------------------------------
Provision (benefit) at U.S.
  statutory rate                  $1,081,000    $(1,428,000)    $(2,401,000)
State income taxes, net of
  federal tax                         30,000              -               -
Foreign income taxes                  32,000              -               -
General business credits            (329,000)       (54,000)       (105,000)
Change in valuation allowance       (735,000)     1,814,000       2,010,000
Permanent differences, net            21,000       (332,000)        495,000
Other                                      -              -           1,000
                                  $  100,000     $        -     $         -

At December 31, 1998, the Company had net operating loss carryforwards of approximately $8,156,000 and $5,353,000 for federal and state income tax purposes, respectively, which expire between 2007 and 2012. Of these net operating loss carryforwards, $2,664,000 was created by deductions from the exercise of nonqualified stock options during 1998, 1997, 1996, and 1995. The tax benefit realized upon the use of net operating loss carryforwards in future years related to such deductions will be credited directly to additional paid-in capital. At December 31, 1998, the Company had general business credit carryforwards of $580,000 and $306,000 for federal and state income tax purposes, respectively, which expire from 2006 through 2011. At December 31, 1998, the Company had $99,000 of alternative minimum tax (AMT) credits which do not expire. Annual limitations on the use of these loss and credit carryforwards due to changes in ownership are not expected to materially impact the Company.

The tax effects of temporary differences between financial reporting and income tax bases of assets and liabilities were as follows:

-----------------------------------------------------------------------------
December 31,                                      1998             1997
-----------------------------------------------------------------------------
Deferred tax assets:
  AMT and general business credits            $   985,000      $   656,000
  Net operating loss carryforwards              3,051,000        4,187,000
  Deferred revenues and accrued project costs     404,000          298,000
  Accrued compensation and restructuring           72,000          105,000
  Deferred rent                                   111,000          118,000
  Allowance for doubtful accounts                 208,000          132,000
  Other                                             8,000           14,000
                                               ----------       ----------
                                                4,839,000        5,510,000


Deferred tax liabilities:
  Depreciation                                   (312,000)        (326,000)
  Capitalized software costs                     (118,000)               -
  Other                                            (6,000)         (46,000)
                                               ----------       ----------
                                                 (436,000)        (372,000)
                                               ----------       ----------
Net deferred tax assets                         4,403,000        5,138,000
Valuation allowance                            (4,403,000)      (5,138,000)
                                               ----------       ----------
                                              $         -      $         -
                                               ==========       ==========

The valuation allowance at December 31, 1998 and 1997 was provided because of uncertainty, based on the Company's historical operating results, with respect to realization of deferred tax assets.

9. SEGMENT DISCLOSURE AND MAJOR CUSTOMERS

The Company operates in one industry segment. There were no sales to individual customers that exceeded 10% of revenues in the years ended December 31, 1998, 1997, or 1996.

International revenues accounted for 19%, 19%, and 22% of total revenues in 1998, 1997, and 1996, respectively. Revenues by geographic area for the years ended December 31, 1998, 1997, and 1996, were as follows:

-----------------------------------------------------------------------------
Years ended December 31,       1998            1997            1996
-----------------------------------------------------------------------------
United States              $27,376,159     $18,337,385     $16,586,111
International                6,536,442       4,187,740       4,580,611
                            ----------      ----------      ----------
                           $33,912,601     $22,525,125     $21,166,722
                            ==========      ==========      ==========

Revenues in individual foreign countries which exceed $1 million are as follows:

-----------------------------------------------------------------------------
Years ended December 31,      1998            1997            1996
-----------------------------------------------------------------------------
United Kingdom             $2,252,045      $3,093,201      $3,648,260
Canada                      2,041,276               *               *
Holland                     1,024,019               *               *

*Revenues did not exceed $1 million.

10. RESTRUCTURING AND SEVERANCE COSTS

In December 1996, the Company initiated a restructuring plan to close its operations in Dallas, Texas. In connection with the restructuring, six employees at the facility had their employment terminated. Estimated employee termination costs of $234,318 were accrued at December 31, 1996. Additional costs of $113,020 associated with the restructuring were also accrued at December 31, 1996. These costs primarily relate to the termination of a facility lease in Dallas which ran through February 1998, and other costs to shut down the operation.

Based upon a decision by the Board of Directors, in December 1996, the Company terminated the employment of its former president and chief executive officer. Severance costs of $250,000 were accrued at December 31, 1996.