Form 10-K, Exhibit 13
period 1999-12-31
CATALYST INTERNATIONAL INC
filed 2000-03-31
CIK 915508

EXHIBIT 13.1
SELECTED FINANCIAL DATA
(In thousands, except per share data)

-----------------------------------------------------------------------------
Years Ended December 31,          1999     1998     1997     1996     1995
-----------------------------------------------------------------------------
Statements of Operations Data:
Revenues:
  Software license fees          $ 7,575  $ 8,741  $ 7,007  $ 8,132  $10,372
  Services and post-contract
    customer support              25,599   21,890   14,637   12,902   10,180
  Hardware                         7,386    3,282      881      132      106
-----------------------------------------------------------------------------
    Total revenues                40,560   33,913   22,525   21,166   20,658
Operating expenses:
  Cost of software license fees      606      525      524      288      479
  Cost of services and post-
    contract customer support     14,921   14,583   13,745   12,371    9,369
  Cost of hardware                 6,260    2,759      766        -        4
  Product development              7,638    3,412    2,731    4,470    2,554
  Sales and marketing              7,159    5,494    5,291    5,079    4,499
  General and administrative       6,574    4,177    3,975    4,287    1,608
  Write-off of purchased
    research and development           -        -        -    2,002        -
  Restructuring and other charges  3,588        -        -      597        -
-----------------------------------------------------------------------------
    Total operating expenses      46,746   30,950   27,032   29,094   18,513
-----------------------------------------------------------------------------
Income (loss) from operations     (6,186)   2,963   (4,507)  (7,928)   2,145
Other income (expense)               573      217      308      867      (29)
-----------------------------------------------------------------------------
Income (loss) before provision
  for income taxes                (5,613)   3,180   (4,199)  (7,061)   2,116
Provision for income taxes             -      100        -        -      111
-----------------------------------------------------------------------------
Net income (loss)                $(5,613) $ 3,080  $(4,199)  $(7,061) $2,005
-----------------------------------------------------------------------------
Net income (loss) per share      $ (0.77) $  0.42  $ (0.63)  $ (0.88) $ 0.30
-----------------------------------------------------------------------------
Shares used in computing net
  income (loss) per share          7,288    7,383    6,630     7,996   6,784
-----------------------------------------------------------------------------

Balance Sheet Data:
Cash and cash equivalents        $21,169  $ 8,555  $ 4,256  $ 9,321  $ 3,730
Working capital                   20,388    9,530    6,673   10,457   27,127
Total assets                      35,563   25,557   17,692   20,199   34,084
Long-term debt, less
  current portion                    181      412      443      132      324
Total shareholders' equity        23,281   15,403    9,997   14,147   29,251
-----------------------------------------------------------------------------


                  1999 Annual Report - Page 13