Form 10-K, Exhibit 13
period 1999-12-31
CATALYST INTERNATIONAL INC
filed 2000-03-31
CIK 915508

EXHIBIT 13.2

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, certain statements of operations data as a percentage of total revenues:


-----------------------------------------------------------------------------
Years Ended December 31,                          1999      1998      1997
-----------------------------------------------------------------------------
Revenues:
  Software license fees                           18.7%     25.8%     31.1%
  Services and post-contract customer support     63.1      64.5      65.0
  Hardware                                        18.2       9.7       3.9
-----------------------------------------------------------------------------
    Total revenues                               100.0     100.0     100.0

Operating expenses:
  Cost of software license fees                    1.5       1.5       2.3
  Cost of services and post-contract
    customer support                              36.8      43.0      61.0
  Cost of hardware                                15.4       8.1       3.4
  Product development                             18.8      10.1      12.1
  Sales and marketing                             17.7      16.2      23.5
  General and administrative                      16.2      12.4      17.7
  Restructuring and other charges                  8.9         -         -
-----------------------------------------------------------------------------
    Total operating expenses                     115.3      91.3     120.0


Income (loss) from operations                    (15.3)      8.7     (20.0)
Other income, net                                  1.5       0.7       1.4
-----------------------------------------------------------------------------
Income (loss) before provision for income taxes  (13.8)      9.4     (18.6)
Provision for income taxes                           -       0.3         -
-----------------------------------------------------------------------------
Net income (loss)                                (13.8)%     9.1%    (18.6)%
-----------------------------------------------------------------------------


The following discussion contains forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated by such statements. (These statements use words such as "anticipates," "believes," "estimates," "expects," or "future," or may be identified as "the Company expects" or "the Company believes" or otherwise stated as the Company's predictions for the future.) These statements, as with any predictions of the future, involve certain risk factors beyond the Company's control. The Company's actual results may differ materially from the results discussed in the forward-looking statements, and any such differences could have a material negative impact on the Company's share price. Factors that might cause such a difference include, but are not limited to, a decrease in demand for the Company's products, delays in the timely availability of new features and releases of the Company's products, a too-rapid increase in the Company's level of spending, actions taken by competitors, technological changes, those herein identified, those discussed in the Company's Registration Statement on Form SB filed with the Securities and Exchange Commission (SEC), and other factors identified from time to time as risks in the Company's reports filed with the SEC.

                 1999 Annual Report - Page 14

ALLIANCE WITH SAP

During the third quarter of 1999, the Company and SAP America, Inc. announced that SAP America, Inc. acquired 760,000 shares representing a 9.7% stake in the Company and that the Company and SAP AG (the parent company of SAP America, Inc.) entered into an advanced strategic alliance (the SAP Alliance). The SAP Alliance is described in more detail on page 10.

TOTAL REVENUES

The Company's revenues are derived from software license fees, services and post-contract customer support (PCS), and hardware sales. Total revenues increased by 19.6% to $40.6 million in 1999 and by 50.6% to $33.9 million in 1998. The Company believes that the slower growth in total revenues in 1999 was due primarily to potential customers' reluctance to invest in major application software in the second half of 1999. The Company believes that the SAP Alliance could lead to increased license fee and professional service revenues. The following table sets forth, by category, revenues and percentage change year over year for the years indicated:

                                    Net Revenues         Percentage Change
                                   (In thousands)         (Year over year)
                              1999     1998     1997       1999     1998
-----------------------------------------------------------------------------
Software license fees      $ 7,575  $ 8,741  $ 7,007      (13.3)%   24.7%
Services and PCS            25,599   21,890   14,637       16.9     49.6
Hardware                     7,386    3,282      881      125.0    272.5
-----------------------------------------------------------------------------


International revenues increased 15.8% to $7.6 million in 1999 from $6.5 million in 1998 and increased 56.1% in 1998 from $4.2 million in 1997. International revenues accounted for 18.7%, 19.3%, and 18.6% of total revenues in 1999, 1998, and 1997, respectively. The decrease in the growth of international revenues in 1999 occurred primarily because two large European projects nearing completion were not replaced with new projects of comparable size. The Company believes that future international revenues may increase with the presence of a new director of international sales and the addition of a value-added reseller in France. International revenues increased in 1998 from 1997 primarily due to new business in Canada where the Company had sales of $2.0 million.

SOFTWARE LICENSE FEES

Software license fees consist of revenues from software license agreements of the Catalyst WMS, related add-on products, and relational database management systems (RDBMS). Software license fee revenues decreased by 13.3% to $7.6 million in 1999 and increased by 24.7% to $8.7 million in 1998. Software license fees may fluctuate based upon the size and quantity of new or add-on software license fee contracts as well as the progress toward completion for contracts that are accounted for using contract accounting.

Through December 31, 1997, the Company recognized both software license fee and modification revenue using the straight-line method over the installation period. Since 1998, the Company has followed the software revenue recognition practices set forth in Statement of Position 97-2, "Software Revenue Recognition," issued by the American Institute of Certified Public Accountants. For projects requiring significant modifications to the software, the Company uses contract accounting procedures, based upon percentage of completion, to recognize revenue, provided that such amounts are reasonably collectable. Revenue for projects with few or no modifications are recognized upon reaching contract milestones, to

                1999 Annual Report - Page 15
the extent that payment is fixed and determinable and considered collectable. Although it experienced a significant slowdown in new contracts signed in the second half of 1999, the Company believes that software license fees should increase in 2000 due to increased worldwide sales and marketing efforts, the ending of Year 2000 (Y2K) concerns, the SAP Alliance, the introduction of new products, and efforts to deliver standard packaged solutions that meet the requirements of its vertical markets.

SERVICES AND PCS

Services and PCS revenues are derived from software modifications, professional services, and PCS agreements.
Services and PCS revenues increased by 16.9% to $25.6 million in 1999 and by 49.6% to $21.9 million in 1998. The following table sets forth the components of services and PCS revenues as a percentage of total revenues for the years indicated:


                                                  1999     1998     1997
-----------------------------------------------------------------------------
Software modifications                            17.2%    15.0%    25.7%
Professional services                             28.7     32.5     23.1
PCS agreements                                    17.2     17.0     16.2
-----------------------------------------------------------------------------
                                                  63.1%    64.5%    65.0%
-----------------------------------------------------------------------------

Software modifications are determined during the customer's
Conference Room Pilot (CRP) and consist of changes to the software to facilitate specific functionality desired by the customer. The Company believes that as the number of new contracts increases, future modifications revenue as a percentage of total revenues should decrease due to the increased functionality of its newer releases of the Catalyst
WMS; however, the relationship is dependent upon the variety of modifications that the individual customer specifies.

Professional services revenues are derived from training, technical services, performance of the CRP, on-site support, project management, and implementation services. The increase in dollars in 1999 professional services revenues was due to increased efforts by the Company to sell upgrades, training, and other services to new and existing customers. Professional services revenues are recognized based on the number of days of work actually performed.

Customers typically enter into a one-year agreement for PCS at the time they first license the Catalyst WMS and, once installed, pay for the first year of PCS fees in advance. The increase in PCS revenues in 1999 and 1998 was due primarily to growth in the installed customer base for Catalyst WMS and renewal of current customers' PCS agreements. PCS revenues are recognized ratably over the term of the PCS agreement, which is generally one year. The Company believes that PCS revenues should continue to increase in the future as more Catalyst WMS systems are implemented, resulting in the execution of corresponding PCS agreements along with the renewal of existing
PCS agreements.

HARDWARE

Hardware revenues consist primarily of computer hardware, radio frequency equipment, and printers that the Company sold to customers on behalf of the equipment manufacturers. Hardware revenues increased by $4.1 million to $7.4 million in 1999 and by $2.4 million to $3.3 million in 1998. The increase in hard-ware revenue in 1999 and 1998 was due to a continued desire by certain customers for a turnkey solution.

                  1999 Annual Report - Page 16


COST OF SOFTWARE LICENSE FEES

Cost of software license fees consists primarily of the cost of third-party software licenses sold by the Company. The cost of software license fees was $606,000, $525,000, and $524,000 in 1999, 1998, and 1997, respectively. There was no cost of software license fees for the Catalyst WMS as costs to develop this product have been expensed as incurred.

The Company anticipates that the cost of software license fees for the Catalyst WMS and related third party software should decrease in the future as a percentage of total software license fee revenues and should remain relatively constant as a percentage of related third party software revenues.

COST OF SERVICES AND PCS

Cost of services and PCS consists primarily of personnel and related costs for the performance of software modifications, professional services, and PCS. Cost of services and PCS as a percentage of total services and PCS revenues were 58.3%, 66.6%, and 93.9% in 1999, 1998, and 1997, respectively. The decrease in cost of services and PCS as a percentage of total services and PCS revenues was due to increased efficiencies in the delivery of these services. However, the Company believes that the cost of services and PCS as a percentage of related revenues could increase in the future due to increased personnel costs and the decline in new contracts during the second half of 1999.

COST OF HARDWARE

Cost of hardware consists primarily of the cost of computer hardware, radio frequency equipment, and printers sold by the Company on behalf of the equipment manufacturers. The Company does not inventory, service, or discount hardware items, but makes them available to customers who desire a turnkey solution.
Cost of hardware was $6.3 million, $2.8 million, and $766,000 in 1999, 1998, and 1997, respectively. As a percentage of hardware sales, the cost was 84.8%, 84.1%, and 86.9% in 1999, 1998, and
1997, respectively. The Company expects hardware costs to increase ratably as hardware sales increase; however, the Company anticipates that hardware costs as a percentage of total hardware revenues should remain relatively constant.

PRODUCT DEVELOPMENT

Product development costs include expenses associated with research and development, including costs of engineering personnel and related development expenses such as the development of software tools, training, and documentation.
Product development costs increased by 124% to $7.6 million and by 24.9% to $3.4 million in 1999 and 1998, respectively. In
1999, product development costs included expenses related to developing WMS Release 8.0 and new features and functions in key verticals.

The Company expensed all software development costs related to its UNIX product as incurred. Development costs for the NT product were capitalized until the product was discontinued in September 1999 at which time they were written off. See Notes to Consolidated Financial Statements, Note 10.

Product development costs represented 18.8%, 10.1%, and 12.1% of total revenues in 1999, 1998, and 1997, respectively. The
Company believes that product development costs may decrease slightly as a percentage of total revenues in the future due to the discontinuance of the NT product.

                  1999 ANNUAL REPORT - PAGE 17


SALES AND MARKETING

Sales and marketing expenses consist primarily of salaries and commissions paid to sales personnel along with marketing, promotional, and travel expenses. Sales and marketing expenses increased by 30.3% to $7.2 million in 1999 and by 3.8% to $5.5 million in 1998. In general, the increase in sales and marketing expenses in each year was due to the expansion of the Company's sales and marketing staff and increased marketing and promotional expenses in the domestic and international markets.
Sales and marketing expenses represented 17.7%, 16.2%, and 23.5% of total revenues in 1999, 1998, and 1997, respectively. The
Company anticipates that sales and marketing expenses as a percentage of total revenues should increase due to the anticipated expansion of the sales and marketing function.

GENERAL AND ADMINISTRATIVE

General and administrative expenses consist primarily of the salaries of administrative, executive, finance, and quality assurance personnel. General and administrative expenses increased by 57.4% to $6.6 million in 1999 and increased by 5.1% to $4.2 million in 1998. General and administrative expenses represented 16.2% of total revenues in 1999, 12.3% in 1998, and 17.7% in 1997. In 1999, general and administrative expense increased compared to 1998 due to a provision for potentially uncollectible accounts receivable, a provision for legal costs associated with a former customer's arbitration proceeding (see
Notes to Consolidated Financial Statements, Note 11), and compensation expense for the former chief financial officer.
Because these one-time charges are not expected to recur, the Company believes that general and administrative expenses should decrease in the future as a percentage of total revenues.

TREATMENT OF ACQUISITION COSTS

In August 1998, in a non-related party transaction, the Company acquired 100% of the stock of Kearney Systems, Inc. (KSI) in exchange for approximately 143,000 shares of the Company's stock. The Company acquired KSI in order to obtain KSI's NT-based WMS software, which had been in development for several years. The acquisition was treated as a purchase. Based upon an independent valuation of the intangible assets of KSI, the NT-based WMS software was valued at $723,000. The Company capitalized the software because it was determined to have reached technological feasibility and would have substantial future value to the Company. During the third quarter of 1999, the Company initiated a restructuring plan to discontinue development of its NT-based WMS product and close its Orlando, Florida office. The restructuring plan was put in place due to the SAP Alliance. Because of the SAP Alliance, the Company made significant management changes and plans to further expand its marketing efforts to increase exposure of its UNIX WMS products and services.

Restructuring and other charges as of December 31, 1999 were $3.6 million. See Notes to Consolidated Financial Statements,
Note 10 for further discussion of expenses associated with the restructuring plan.

OTHER INCOME AND EXPENSE

Other income and expense consists primarily of interest income and interest expense and does not have a material impact on operating results. The Company expects other income and expense to remain relatively constant in the future and expects interest income to increase due to increasing invested cash balances and interest rates earned.

                  1999 Annual Report - Page 18


INCOME TAX EXPENSE

In 1999 and 1997, no income tax expense was recorded as the Company incurred a net loss for both financial and income tax reporting purposes. At December 31, 1999, the Company had net operating loss carry-forwards of approximately $12.3 million and $10.2 million for federal and state income tax purposes, respectively. In 1998, the Company was not subject to regular federal income taxes because it had approximately $8.2 million in net operating loss carryforwards. However, because of its 1998 net income, the Company was subject to an alternative minimum tax, an income tax on its UK subsidiary, and certain state tax amounts. No net deferred tax expense was recorded in any of the three years reported as the Company continues to record a valuation allowance to reserve for the net deferred tax asset.

LIQUIDITY AND CAPITAL RESOURCES

In 1999, the Company generated $12.6 million in cash, of which $1.3 million was provided by operating activities and $1.4 million was used in investing activities. Financing activities generated $12.7 million, mostly due to proceeds from the sale of common stock to SAP America, Inc. In 1998, the Company generated $4.3 million in cash, of which $5.0 million was generated by operating activities, $800,000 was used in operating activities for capital expenditures and capitalization of software development costs, $335,000 was generated by employees' exercise of stock options, and $273,000 was used for payments on long-term debt.

Capital expenditures totaled $837,000, $505,000, and $770,000 in 1999, 1998, and 1997, respectively. Since 1997, the Company has financed the upgrade of certain computer and internal network equipment through capital leases and continues to upgrade the equipment as the leases expire. The aggregate amount owing under capital leases, including interest, was $515,000, $412,000, and $589,000 as of December 31, 1999, 1998, and 1997,
respectively. The Company anticipates that expenditures for new hardware and software will increase during 2000. Such expenditures will be funded by cash flows from operations and from additional capital leases.

In September 1999, the Company sold 760,000 of its shares of common stock previously held in treasury to SAP America, Inc.
for $12.9 million.  In 1998, the Company issued approximately
143,000 shares of its common stock previously held in treasury for the purchase of KSI. In January 1997, the Company redeemed
226,000 shares of its common stock at a cost of $1.1 million as a part of a negotiated agreement between the Company and its former president and chief executive officer.

As of December 31, 1999, the Company had $21.2 million in cash and cash equivalents and working capital of $20.4 million. In addition, the Company signed a $5.0 million line of credit (the
"Revolving Credit Facility"), which superseded a $1.0 million line of credit, with Bank One, Milwaukee, Wisconsin in October
1999. The Revolving Credit Facility bears interest at the prime rate subject to changes found in the Revolving Credit Facility agreement and expires in October 2000. As of December 31, 1999, there were no amounts outstanding under the Revolving Credit
Facility.

At December 31, 1999, accounts receivable increased by 3.8%, or $368,000, compared to December 31, 1998. In addition, the
Company had reserves of $1.3 million for doubtful accounts and $610,000 for known and estimated project cost overruns. This compares to $534,000 and $700,000 for the same reserves at December 31, 1998. The increase in the allowance for doubtful accounts was largely due to specific accounts past due or in dispute. The Company believes it has adequately provided for potential risks.

                 1999 Annual Report - Page 19


The Company expects that cash generated from its ongoing operations, existing cash balances, and borrowings under the Revolving Credit Facility will be sufficient to meet the Company's currently anticipated working capital and capital expenditure requirements through year 2000.

The Company has never paid cash dividends on its common stock.
The Company's policy has been to retain cash from operations to provide funds for the operation and expansion of its business.
Accordingly, the Company does not anticipate paying cash dividends in the foreseeable future.

IMPACT OF YEAR 2000

The Company completed all Y2K readiness procedures prior to December 31, 1999 and, to date, has not experienced any significant, adverse effects on its systems or operations from the transition to Y2K. In addition, the Company has not been made aware that any third party systems on which the Company relies, the systems of the Company's vendors, or the systems of the Company's customers suffered any material disruptions.
However, due to the fact that the Catalyst WMS is integrated with different combinations of third party software and hardware products, any Y2K problem occurring within these third party software and hardware products could have an impact on the operation of the Catalyst WMS which, in turn, may lead to claims against the Company.

The Company estimates the total cost of preparing for and resolving Y2K issues was approximately $250,000. These costs were expensed as incurred. At this time, the Company does not expect to incur future expenditures relating to Y2K compliance matters. However, if unanticipated Y2K issues arise, additional unanticipated costs may be incurred. These unanticipated costs, or the Company's failure to correct any unanticipated issues in a timely manner, could have a material adverse effect on the Company's business, financial condition, and results of operations.

ECONOMIC AND MONETARY UNION IN EUROPE (EMU)

EMU refers to the movement toward economic and monetary union in Europe with the ultimate goal of introducing a single currency called the euro. While the European monetary union will have profound financial and political implications, the Company believes that the formation of EMU will not impact the Company's earnings in any material way.

                  1999 Annual Report - Page 20


QUARTERLY RESULTS

The following table sets forth unaudited statements of operations data for each of the quarters in the years ended
December 31, 1999 and 1998. This unaudited quarterly information has been prepared on the same basis as the annual information presented elsewhere herein and, in the Company's opinion, includes all adjustments (consisting only of normal recurring entries) necessary for a fair presentation of the information for the quarter presented. The operating results for any quarter are not necessarily indicative of the results for any future period.


-----------------------------------------------------------------------------
Quarters Ended                    Dec.     Sept.    June     Mar.     Dec.     Sept.    June     Mar.
                                   31,      30,      30,      31,      31,      30,      30,      31,
                                  1999     1999     1999     1999     1998
1998     1998     1998
-----------------------------------------------------------------------------
(In thousands, except per share data)
Revenues:
 Software license fees          $  870    $  650    $ 3,194  $ 2,861  $ 2,661
$ 2,311  $ 1,662  $ 2,107
 Services and post-contract
  customer support               6,416     6,513      6,085    6,585    6,310
  5,179    5,278    5,123
 Hardware                        2,148     1,727      2,230    1,281      837
  1,329      881      235
-----------------------------------------------------------------------------
   Total revenues                9,434     8,890     11,509   10,727    9,808
  8,819    7,821    7,465

Operating expenses:
 Cost of software license fees     157        69        233      147      178
    187      128       32
 Cost of services and post-
  contract customer support      3,162     4,125      3,761    3,873    3,719
  3,695    3,446    3,724
 Cost of hardware                1,761     1,483      1,840    1,176      806
  1,064      680      208
 Product development             1,831     1,894      2,329    1,584    1,034
    814      866      698
 Sales and marketing             1,749     1,806      2,042    1,562    1,438
  1,184    1,447    1,424
 General and administrative      2,708     1,494      1,359    1,013    1,165
  1,047      848    1,118
 Restructuring and other charges     -     3,588          -        -        -
      -        -        -
-----------------------------------------------------------------------------
  Total operating expenses       11,368   14,459     11,564     9,355   8,340
  7,991    7,415    7,204
-----------------------------------------------------------------------------
Income (loss) from operations    (1,934)  (5,569)       (55)    1,372   1,468
    828      406      261
Other income, net                   200      128        164        81      88
     57       41       31
-----------------------------------------------------------------------------
Income (loss) before provision
 for income taxes                (1,734)  (5,441)       109     1,453   1,556
    885      447      292
Provision for income taxes            -        -          -         -     100
      -        -        -
-----------------------------------------------------------------------------
Net income (loss)               $(1,734)  $(5,441)  $   109  $  1,453 $ 1,456
$   885  $   447  $   292
-----------------------------------------------------------------------------
Net income (loss) per share
 Diluted                        $ (0.22)  $ (0.74)  $  0.01  $   0.19 $  0.19
$  0.12  $  0.06  $  0.04
Shares used in computing net
 income (loss) per share
 Diluted                          7,868     7,320     7,726     7,686   7,517
  7,377    7,426    6,988
-----------------------------------------------------------------------------


The common stock is listed on the Nasdaq Stock Market(R) under the symbol CLYS. Since the initial public offering on November
16, 1995, the common stock has traded at a high of $21.625 per share and a low of $2.125 per share.

As of March 6, 2000, there were 7,954,700 shares of the Company's common stock outstanding held by 156 stockholders of record and approximately 1,000 beneficial owners.

                  1999 Annual Report - Page 21