Form 10-K, Exhibit 13
period 1999-12-31
CATALYST INTERNATIONAL INC
filed 2000-03-31
CIK 915508

EXHIBIT 13.3

FINANCIAL STATEMENTS

Catalyst International, Inc.
Consolidated Financial Statements
Years ended December 31, 1999, 1998, and 1997


Contents


* Report of Ernst & Young LLP, Independent Auditors
* Consolidated Financial Statements
* Consolidated Statements of Operations
* Consolidated Balance Sheets
* Consolidated Statements of Shareholders' Equity
* Consolidated Statements of Cash Flows
* Notes to Consolidated Financial Statements


REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Catalyst International, Inc.

We have audited the accompanying consolidated balance sheets of Catalyst International, Inc. (the Company) as of December 31, 1999 and 1998, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Milwaukee, Wisconsin
January 28, 2000

                    1999 Annual Report - Page 22

CONSOLIDATED STATEMENTS OF OPERATIONS


Years ended December 31,                   1999           1998         1997
-----------------------------------------------------------------------------
Revenues:
  Software license fees             $ 7,575,529    $ 8,740,730  $ 7,006,776
  Services and post-contract
    customer support                 25,598,635     21,890,275    14,637,35
  Hardware                            7,385,996      3,281,596      880,994
-----------------------------------------------------------------------------
    Total revenues                   40,560,160     33,912,601   22,525,128

Operating expenses:
  Cost of software license fees         606,429        524,754      523,894
  Cost of services and post-
    contract customer support        14,921,412     14,583,554   13,744,466
  Cost of hardware                    6,259,894      2,758,838      765,755
  Product development                 7,637,636      3,412,217    2,731,489
  Sales and marketing                 7,158,726      5,493,319    5,291,116
  General and administrative          6,574,804      4,177,175    3,975,087
  Restructuring and other
    charges (Note 10)                 3,587,665              -            -
-----------------------------------------------------------------------------
    Total operating expenses         46,746,566     30,949,857   27,031,807
-----------------------------------------------------------------------------
Income (loss) from operations        (6,186,406)     2,962,744   (4,506,679)

Other income (expense):
  Interest expense                      (63,057)       (54,313)     (26,219)
  Investment income                     685,692        266,297      309,007
  Miscellaneous, net                    (49,560)         5,271       24,597
-----------------------------------------------------------------------------
Total other income, net                 573,075       217,255     4 307,385

Income (loss) before provision
  for income taxes                   (5,613,331)    3,179,999    (4,199,294)
Provision for income taxes (Note 8)           -       100,000             -
-----------------------------------------------------------------------------
Net income (loss)                  $ (5,613,331)  $ 3,079,999  $ (4,199,294)
-----------------------------------------------------------------------------
Earnings (loss) per share (Note 1):
  Basic                            $      (0.77)  $      0.45  $      (0.63)
  Diluted                                 (0.77)         0.42         (0.63)
-----------------------------------------------------------------------------


See accompanying notes.

                    1999 Annual Report - Page 23

CONSOLIDATED BALANCE SHEETS


December 31,                                           1999           1998
-----------------------------------------------------------------------------
ASSETS
Current assets:
 Cash and cash equivalents                      $21,169,179    $ 8,555,205
 Accounts receivable, net of allowance
  for doubtful accounts of $1,256,137
  in 1999 and $533,615 in 1998                   10,106,808      9,738,934
 Prepaid expenses                                   778,016        502,656
-----------------------------------------------------------------------------
    Total current assets                         32,054,003     18,796,795

Equipment and leasehold improvements:
 Computer hardware and software                   6,246,910      5,420,970
 Office equipment                                 2,208,819      2,330,061
 Leasehold improvements                             852,767        871,541
-----------------------------------------------------------------------------
                                                  9,308,496      8,622,572
 Less accumulated depreciation and amortization   5,799,367      4,532,967
-----------------------------------------------------------------------------
    Total equipment and leasehold improvements    3,509,129      4,089,605

Purchased software and capitalized
 software development costs                               -      1,024,980
Intangible assets, net of accumulated
 amortization of $53,855 in 1998                          -        559,145
Goodwill, net of accumulated
 amortization of $43,567 in 1998                          -      1,086,406
-----------------------------------------------------------------------------
    Total assets                                 $35,563,132   $25,556,931
-----------------------------------------------------------------------------


                1999 Annual Report - Page 24


December 31,                                           1999           1998
-----------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Accounts payable                               $ 2,236,886    $ 1,743,990
 Income taxes payable                                     -        100,000
 Accrued liabilities                              2,528,806      2,235,276
 Deferred software license fees                     969,369        342,345
 Deferred services and post-contract
  customer support                                5,597,600      4,457,140
 Current portion of long-term debt (Note 4)         333,702        388,074
-----------------------------------------------------------------------------
    Total current liabilities                    11,666,363      9,266,825

Long-term debt (Note 4)                             181,225        411,531
Deferred services and post-contract
 customer support                                   168,813        190,052
Deferred rent (Note 4)                              265,621        285,153
-----------------------------------------------------------------------------
    Total noncurrent liabilities                    615,659        886,736

Commitments and contingencies (Notes 4 and 11)

Shareholders' equity (Notes 5 and 6):
 Preferred stock, $.01 par value; 2,000,000
  shares authorized; none issued or outstanding           -              -
 Common stock, $.10 par value; 25,000,000 s
  authorized; shares issued: 8,939,264 in 1999
  and 8,767,373 in 1998                             893,926        876,737
 Additional paid-in capital                      42,609,592     32,743,264
 Accumulated deficit                            (15,458,834)    (9,845,503)
 Treasury stock, at cost-1,063,263 shares of
  common stock in 1999 and 1,822,748 shares
  of common stock in 1998                        (4,763,574)    (8,371,128)
-----------------------------------------------------------------------------
    Total shareholders' equity                   23,281,110     15,403,370
-----------------------------------------------------------------------------
    Total liabilities and shareholders' equity  $35,563,132    $25,556,931
-----------------------------------------------------------------------------


See accompanying notes.

                   1999 Annual Report - Page 25

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                                     Additional
                                Common Stock          Paid-in    Accumulated
                              Shares      Dollars     Capital      Deficit
-----------------------------------------------------------------------------
Balances at December 31, 1996 8,501,217  $850,122  $31,074,917  $ (8,726,208)
  Purchase of common stock
    for treasury                      -         -            -             -
  Stock options exercised       120,812    12,081        7,946             -
  Compensation expense
    on stock options                  -         -       29,216             -
  Net loss                            -         -            -    (4,199,294)
-----------------------------------------------------------------------------
Balances at December 31, 1997 8,622,029   862,203   31,112,079   (12,925,502)
  Purchase of
    Kearney Systems, Inc.             -         -    1,285,588             -
  Stock options exercised       145,344    14,534      320,259             -
  Compensation expense
    on stock options                  -         -       25,338             -
  Net income                          -         -            -     3,079,999
-----------------------------------------------------------------------------
Balances at December 31, 1998 8,767,373   876,737   32,743,264    (9,845,503)
  Sale of common stock
    (Note 5)                          -         -    8,770,815             -
  Stock options exercised       171,891    17,189      754,089             -
  Compensation expense
    on stock options                  -         -      341,424             -
  Net loss                            -         -            -    (5,613,331)
-----------------------------------------------------------------------------
Balances at December 31, 1999 8,939,264  $893,926  $42,609,592  $(15,458,834)
-----------------------------------------------------------------------------


See accompanying notes.

                    1999 Annual Report - Page 26


                                                   Common
                                                 Stock to be
                                   Treasury       Redeemed
                                     Stock      for Treasury        Total
-----------------------------------------------------------------------------
Balances at December 31, 1996    $(7,978,885)    $(1,073,239)    $14,146,707
  Purchase of common stock
    for treasury                  (1,073,239)      1,073,239               -
  Stock options exercised                  -               -          20,027
  Compensation expense
    on stock options                       -               -          29,216
  Net loss                                 -               -      (4,199,294)
-----------------------------------------------------------------------------
Balances at December 31, 1997     (9,052,124)              -       9,996,656
  Purchase of
    Kearney Systems, Inc.             680,996              -       1,966,584
  Stock options exercised                   -              -         334,793
  Compensation expense
    on stock options                        -              -          25,338
  Net income                                -              -       3,079,999
-----------------------------------------------------------------------------
Balances at December 31, 1998      (8,371,128)             -      15,403,370
  Sale of common stock
    (Note 5)                        3,607,554              -      12,378,369
  Stock options exercised                   -              -         771,278
  Compensation expense
    on stock options                        -              -         341,424
  Net loss                                  -              -      (5,613,331)
-----------------------------------------------------------------------------
Balances at December 31, 1999     $(4,763,574)   $         -     $23,281,110
-----------------------------------------------------------------------------


See accompanying notes.

                1999 Annual Report - Page 26 (continued)

CONSOLIDATED STATEMENTS OF CASH FLOWS


Years ended December 31,                    1999          1998          1997
-----------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income (loss)                   $ (5,613,331)  $ 3,079,999  $ (4,199,294)
Adjustments to reconcile net
  income (loss) to net cash
  provided by (used in)
  operating activities:
  Depreciation and amortization        1,660,703     1,351,947     1,161,845
  Compensation expense on
    stock options                        341,424        25,338        29,216
  Loss on disposal of equipment and
    leasehold improvements                87,436             -        27,175
  Provision for restructuring and
    other charges                      3,587,665             -             -
  Changes in operating assets and
    liabilities, net of acquisition:
    Accounts receivable                 (392,491)   (1,552,134)   (2,129,338)
    Prepaid expenses                    (284,000)       85,149      (170,991)
    Accounts payable                     492,896      (395,422)      877,156
    Income taxes                        (100,000)      100,000       212,642
    Accrued liabilities                 (197,014)      119,692      (351,920)
    Deferred software license fees       627,024       690,770      (360,878)
    Deferred services and post-
      contract customer support        1,119,221     1,558,319     1,745,543
    Deferred rent                        (19,532)      (19,532)      (19,532)
-----------------------------------------------------------------------------
Total adjustments                      6,923,332     1,964,127     1,020,918
-----------------------------------------------------------------------------
Net cash provided by (used in)
  operating activities                 1,310,001     5,044,126    (3,178,376)

INVESTING ACTIVITIES
Capital expenditures                    (837,446)     (504,951)     (769,886)
Capitalized software development costs  (566,119)     (301,980)            -
-----------------------------------------------------------------------------
Net cash used in investing activities (1,403,565)     (806,931)     (769,886)

FINANCING ACTIVITIES
Payments on long-term debt              (442,109)     (273,027)      (63,733)
Proceeds from exercise of stock options  771,278       334,793        20,027
Proceeds from sale of common stock    12,378,369             -             -
Purchase of common stock for treasury          -             -    (1,073,239)
-----------------------------------------------------------------------------
Net cash provided by (used in)
  financing activities                12,707,538        61,766    (1,116,945)
-----------------------------------------------------------------------------
Net increase (decrease) in cash
  and cash equivalents                12,613,974     4,298,961    (5,065,207)
Cash and cash equivalents at
  beginning of year                    8,555,205     4,256,244     9,321,451
-----------------------------------------------------------------------------
Cash and cash equivalents at
  end of year                        $21,169,179   $ 8,555,205   $ 4,256,244

Supplemental disclosure:
Cash paid for interest               $    63,057   $    54,313   $    33,062
Cash paid (received) for income taxes     74,950             -      (286,697)
-----------------------------------------------------------------------------


Noncash investing and financing activities:
During 1999 and 1998, the Company acquired $157,431 and
$388,017, respectively, of computer hardware under capital leases.

During 1998, the Company issued 143,342 shares of the Company's common stock previously held in treasury with a fair value of $1,966,584 for the acquisition of Kearney Systems, Inc.

See accompanying notes.

                 1999 Annual Report - Page 27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1999

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

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents consist principally of investments in corporate debt securities and commercial paper. The cost of these securities, which are considered as "available for sale" for financial reporting purposes, approximates fair value at both December 31, 1999 and 1998. There were no realized gains or losses during any of the three years in the period ended December 31, 1999.

EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Equipment and leasehold improvements are recorded at cost and are depreciated on the straight-line basis over their estimated useful lives as follows: computer hardware and software-5 years; office equipment-7 years; and leasehold improvements-10 years.

CAPITALIZED SOFTWARE DEVELOPMENT COSTS

As required by generally accepted accounting principles, the Company capitalizes costs incurred to develop new software products upon determination that technological feasibility has been established for the product, whereas costs incurred prior to the establishment of technological feasibility are charged to expense. When the software product is available for general release to customers, capitalization ceases and such costs are amortized on a product-by-product basis based on current and anticipated future revenue. Development of the Company's UNIX product focuses on enhancing the features and functionality of the existing core software and a working model of the enhancement does not exist until the product is ready for general release. Therefore, the Company has not capitalized any software development costs related to its UNIX-based product. Capitalized software development costs related to the Company's NT-based product were $566,119 and $301,980 in 1999 and 1998, respectively. The NT-based product was discontinued in 1999 and all amounts previously capitalized were written off (see Note
10).

                   1999 Annual Report - Page 28

REVENUE RECOGNITION

The Company derives revenue from software license fees, services and post-contract customer support (PCS), and the sale of implementation-related hardware. PCS includes telephone support, bug fixes, and rights to upgrades on a when-and-if-available basis. Services range from installation, training, and basic consulting to software modification and customization to meet specific customer needs. In software arrangements that include rights to multiple software products, specified upgrades, PCS, and/or other services, the Company allocates the total arrangement fee to each deliverable based on the relative fair value of each of the deliverables determined based on vendor-specific objective evidence.

SOFTWARE LICENSE FEES

For software license fees with insignificant modifications, the Company recognizes that portion of the revenue allocable to software licenses and specified upgrades upon delivery of the software product or upgrade to the end user, provided that the fee is considered collectable. For software licenses with significant modifications, the Company recognizes the revenue allocable to the software licenses on a percentage of completion method with progress to completion measured based upon labor time expended.

POST-CONTRACT CUSTOMER SUPPORT (PCS)

Revenue allocable to PCS is recognized on a straight-line basis over the period the PCS is provided.

SERVICES

Arrangements that include software services are evaluated to determine whether those services are for modification of the software product or for the normal implementation of the WMS system. When software services are considered part of the normal implementation process, revenue is recognized monthly, as these services are invoiced. When software services are for an individual modification of the software itself, an evaluation is made to determine if the modification will take more than 50 person-days of work. If the work will exceed 50 days of effort, revenue is recognized using contract accounting. When the work is estimated to be fewer than 50 days, the revenue allocable to the software services is recognized as the services are invoiced.

HARDWARE

Revenue on hardware is recognized when the hardware is shipped by the hardware vendor.

CONTRACT ACCOUNTING

For arrangements that include significant customization or modification of the software, revenue is recognized using contract accounting. Revenue from these software arrangements is recognized on a percentage-of-completion basis with progress-to-completion measured based upon labor time expended. The Company reserves for project cost overruns when such overruns are identified. Included in accrued liabilities are reserves for project cost overruns of $610,000 and $700,000 at December 31, 1999 and 1998, respectively.

ADVERTISING

Advertising costs are expensed as incurred and amounted to approximately $739,000, $363,000, and $267,000 in 1999, 1998,
and 1997, respectively.

INCOME TAXES

Deferred income taxes are provided for temporary differences between the financial reporting and income tax basis of assets and liabilities and are measured using currently enacted tax rates and laws.

                 1999 Annual Report - Page 29

EARNINGS (LOSS) PER SHARE

The numerator for the calculation of basic and diluted earnings per share is net income (loss) in each year. The following table sets forth the computation of basic and diluted weighted average shares used in the per share calculations:


                                                   1999       1998      1997
-----------------------------------------------------------------------------
Denominator for basic earnings per share -
weighted average shares outstanding           7,288,157  6,786,728  6,630,200
Effect of dilutive options and warrants               -    596,159          -
-----------------------------------------------------------------------------
Denominator for diluted earnings per share    7,288,157  7,382,887  6,630,200
-----------------------------------------------------------------------------
Options that could potentially dilute earnings
per share in the future that are not included
in the computation of diluted loss per share
as their impact is antidilutive                 653,203        N/A        N/A
-----------------------------------------------------------------------------


ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," which was amended by Statement No. 137. The provisions of these standards are required to be adopted in years beginning after June 15, 2000. Because of the Company's minimal use of derivatives, management does not anticipate that the adoption of the Statement will have a significant effect on the results of operations or on the financial position of the Company.

2. ACQUISITIONS

In August 1998, the Company acquired all of the outstanding common stock of Kearney Systems, Inc. (KSI), a Windows NT-based developer of warehouse management system software. Aggregate consideration for the acquisition consisted of 143,342 shares of the Company's common stock previously held in treasury. The acquisition was accounted for as a purchase and, accordingly, the purchase price was allocated to assets acquired and liabilities assumed based upon fair value at the date of acquisition. The results of operations of KSI have been included in the consolidated statements of operations since the date of acquisition. In September 1999, the Company discontinued development of its Windows NT-based product (see Note 10).

3. BANK LINE OF CREDIT

The Company has a $5,000,000 bank line of credit. The line of credit, which is due on demand, requires monthly interest payments at rates tied to the prime rate or LIBOR and is secured by substantially all of the Company's assets. The line of credit agreement requires the Company to maintain a ratio of debt to tangible net worth of less than 1.50 to 1.00. No amounts were outstanding under the line of credit at December 31, 1999 or 1998.

4. LONG-TERM DEBT AND LEASE COMMITMENTS


Long-term debt consisted of the following at December 31:
                                                      1999             1998
-----------------------------------------------------------------------------
Capital lease obligations                        $ 514,927        $ 799,605
Less current portion                              (333,702)        (388,074)
-----------------------------------------------------------------------------
                                                 $ 181,225        $ 411,531
-----------------------------------------------------------------------------


                    1999 Annual Report - Page 30

The Company leases computer equipment and a telephone system under capital leases requiring monthly payments in varying amounts through April 2004 with effective interest rates ranging from 7.5% to 10.5%. At December 31, 1999, the gross amount of office equipment recorded under capital leases and related accumulated amortization was approximately $1,270,000 and $572,000, respectively.

The Company also leases its corporate office space under an operating lease which extends through January 2006. The Company is recognizing rent expense on a straight-line basis, which differs from the pattern of payments required by the lease. The Company is required to pay real estate taxes, maintenance, utilities, and insurance on the leased building.

At December 31, 1999, future payments under capital and operating leases with remaining terms in excess of one year were as follows:


                                    Capital Leases        Operating Leases
-----------------------------------------------------------------------------
2000                                   $ 364,554             $   618,000
2001                                     156,966                 616,000
2002                                      20,256                 613,000
2003                                      12,413                 559,000
2004                                       4,541                 504,000
Thereafter                                     -                 583,000
-----------------------------------------------------------------------------
Total minimum lease obligations          558,730             $ 3,493,000
Amounts representing interest            (43,803)
-----------------------------------------------------------------------------
Capital lease obligation               $ 514,927
-----------------------------------------------------------------------------


Total rent expense, including executory costs, on all operating leases was approximately $1,148,000, $1,150,000 and $1,310,000, in 1999, 1998 and 1997, respectively.

5. SHAREHOLDERS' EQUITY

In September 1999, the Company sold 759,485 shares of its common stock to SAP America, Inc. (SAP) for $12,378,369, net of issuance costs of $532,876. In addition, the Company and SAP AG (the parent company of SAP) entered into a Strategic Alliance Agreement to integrate the Company's warehouse management system with software systems already sold by SAP, and form a support center to help customers implement the Company's software and SAP's Logistics Execution Solution Software.

In January 1997, the Company repurchased 225,945 shares of the Company's stock held by its former president and chief executive officer at $4.75 per share.

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

The Company has a 1997 Director Stock Option Plan (Director
Plan) whereby each director was granted options to purchase 10,000 shares of common stock on the effective date of the Director Plan and is entitled to be granted options to purchase 5,000 shares of common stock on each anniversary of the

                  1999 Annual Report - Page 31

Director Plan. The exercise price of each grant is equal to the market price of the Company's common stock on the date of grant.
The Director Plan provides for the issuance of 250,000 nonqualified stock options to directors. The options are exercisable for ten years from the date of grant.

The following table summarizes information with respect to the Company's Employee and Director Plans for the three years ended
December 31, 1999:


                                                  Weighted         Number
                                    Number of   Average Option   of Options
                                     Options   Price per Share   Exercisable
-----------------------------------------------------------------------------
Outstanding at December 31, 1996    1,818,127      $ 5.75
Granted                               544,520        3.62
Exercised                            (120,810)       0.17
Canceled                             (561,706)       6.78
-----------------------------------------------------------------------------
Outstanding at December 31, 1997    1,680,131        3.28          309,865
Granted                               401,355        8.55
Exercised                            (145,344)       2.30
Canceled                             (131,045)       4.06
-----------------------------------------------------------------------------
Outstanding at December 31, 1998    1,805,097        4.47          770,142
Granted                               547,086       11.82
Exercised                            (171,891)       4.49
Canceled                             (126,915)       8.62
-----------------------------------------------------------------------------
Outstanding at December 31, 1999    2,053,377      $ 6.18          967,312
-----------------------------------------------------------------------------


At December 31, 1999, 531,612 options were available for grant under the Employee and Director Plans. As of December 31, 1999, the range of exercise prices on outstanding options is as follows:


                                                  Weighted         Number
                                     Number of     Average       of Options
                                      Options   Exercise Price   Exercisable
-----------------------------------------------------------------------------
Price range $0.10 to $3.50,
weighted average contractual
life of 6.89 years                   1,046,964     $ 3.00          725,838
Price range $3.88 to $8.50,
weighted average contractual
life of 8.68 years                     629,244     $ 6.82          198,922
Price range $10.00 to $13.94,
weighted average contractual
life of 9.08 years                     250,277     $13.09           41,910
Price range $14.00 to $17.88,
weighted average contractual
life of 9.44 years                     126,892     $15.62              642
-----------------------------------------------------------------------------


The Company has an outstanding warrant for the purchase of 10,000 shares of its common stock at $3.50 per share, the market price of the underlying stock as of the modification date in 1997. The term was extended to ten years after the modification date, and the vesting period was reset so that the warrant vests 20% one year after the modification date and then ratably over the following 48 months. The Company has reserved 2,594,989 shares of common stock at December 31, 1999, to provide for the exercise of outstanding stock options and warrants and the granting of stock options.

                  1999 Annual Report - Page 32

As permitted by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (Statement No.
123), the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for its employee stock option plan. Had the Company accounted for its employee stock option plan based upon the fair value at the grant date as set forth in Statement No. 123, the Company's pro forma net income (loss) and Pro forma income (loss) per share would have been as follows (for purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period):


                                           1999          1998          1997
-----------------------------------------------------------------------------
Pro forma net income (loss)        $ (6,518,779)  $ 2,340,594  $ (4,395,991)
Pro forma income (loss) per share  $      (0.89)  $      0.32  $      (0.66)
-----------------------------------------------------------------------------


The weighted average grant date fair values used in the above pro forma disclosures were $9.99, $7.55, and $1.99 per share for 1999, 1998, and 1997 option grants, respectively. It should be noted that the effects of applying Statement No. 123 for providing pro forma disclosure may not be indicative of future amounts until the new rules are applied to all outstanding nonvested awards.

As required by Statement No. 123, the Company has determined the pro forma information as if the Company had accounted for stock options granted since January 1, 1995, under the Statement No. 123 fair value method. For grants made prior to the Company becoming a public company, the minimum value method was used to estimate the fair value of the options. For grants made after the Company's initial public offering in November 1995, the Black-Scholes method was used. With the exception of volatility (which is ignored in the case of the minimum value method), the following weighted average assumptions were used for 1999, 1998, and 1997, respectively: risk-free interest rates of 5.9%, 5.5%, and 5.4%; dividend yields of 0%; expected common stock market price volatility factors of 0.94, 0.87, and 0.53, and a weighted average expected life of the options of five years.

7. RETIREMENT PLAN

The Company sponsors an employee savings and retirement plan in which all employees over 21 years of age with one month of service are eligible to participate. Participants can elect to defer up to 15% of their compensation in accordance with Section 401(k) of the Internal Revenue Code. The Company, at its discretion, can match up to 100% of the employees' contributions. Company contributions to the plan were approximately $293,000, $219,000, and $69,000 in 1999, 1998, and
1997, respectively.

8. INCOME TAXES

The provision for income taxes consisted of the following:


Years ended December 31,                   1999          1998          1997
-----------------------------------------------------------------------------
Current:
  Federal                           $         -    $   38,000   $         -
  State                                       -        30,000             -
  Foreign                                     -        32,000             -
-----------------------------------------------------------------------------
                                              -       100,000             -
Deferred                              2,554,000      (735,000)    1,814,000
Change in valuation allowance        (2,554,000)      735,000    (1,814,000)
-----------------------------------------------------------------------------
                                    $         -    $  100,000   $         -
-----------------------------------------------------------------------------


                   1999 Annual Report - Page 33

The provision for income taxes differs from the statutory U.S.
federal income tax rate due to the following:


Years ended December 31,                    1999          1998          1997
-----------------------------------------------------------------------------
Provision (benefit) at U.S.
  statutory rate                    $ (1,908,000)  $ 1,081,000  $ (1,428,000)
State income taxes, net of
  federal tax                                  -        30,000             -
State effect of change in
  deferred tax assets                   (216,000)            -      (208,000)
Foreign income taxes                           -        32,000             -
General business credits                (478,000)     (329,000)      (54,000)
Change in valuation allowance          2,554,000      (735,000)    1,814,000
Permanent differences, net                48,000        21,000      (124,000)
-----------------------------------------------------------------------------
                                    $          -   $   100,000  $          -
-----------------------------------------------------------------------------


At December 31, 1999, the Company had net operating loss carryforwards of approximately $12,273,000 and $10,240,000 for federal and state income tax purposes, respectively, which expire between 2008 and 2019. Of these net operating loss carryforwards, $4,456,000 were created by deductions from the exercise of nonqualified stock options from 1995 through 1999. The tax benefit realized upon the use of net operating loss carryforwards in future years related to such deductions will be credited directly to additional paid-in capital. At December 31, 1999, the Company had general business credit carryforwards of $983,000 and $384,000 for federal and state income tax purposes, respectively, which expire from 2006 through 2019. At December 31, 1999, the Company had $96,000 of alternative minimum tax (AMT) credits which do not expire.

Annual limitations on the use of these loss and credit carryforwards due to changes in ownership are not expected to materially impact the Company.

The tax effects of temporary differences between financial reporting and income tax bases of assets and liabilities were as follows:


Years ended December 31, 1999 1998
-----------------------------------------------------------------------------
Deferred tax assets:
  AMT and general business credits                  $ 1,463,000  $   985,000
  Net operating loss carryforwards                    4,706,000    3,051,000
  Deferred revenues and accrued project costs           387,000      404,000
  Allowance for doubtful accounts                       489,000      208,000
  Deferred rent                                         103,000      111,000
  Accrued compensation                                   68,000       72,000
  Other                                                  43,000        8,000
-----------------------------------------------------------------------------
                                                      7,259,000    4,839,000

Deferred tax liabilities:
  Depreciation                                         (302,000)    (312,000)
  Capitalized software costs                                  -     (118,000)
  Other                                                       -       (6,000)
-----------------------------------------------------------------------------
                                                       (302,000)    (436,000)
-----------------------------------------------------------------------------
Net deferred tax assets                               6,957,000    4,403,000
Valuation allowance                                  (6,957,000)  (4,403,000)
-----------------------------------------------------------------------------
                                                    $         -  $         -
-----------------------------------------------------------------------------


The valuation allowance at December 31, 1999 and 1998 was provided because of uncertainty based on the Company's historical operating results, with respect to realization of deferred tax assets.

                 1999 Annual Report - Page 34

9. SEGMENT DISCLOSURE AND MAJOR CUSTOMERS

The Company operates in one industry segment. Sales to one customer in the year ended December 31, 1999, totaled 10% of revenues. There were no sales to individual customers that exceeded 10% of revenues in the years ended December 31, 1998 or 1997.

International revenues accounted for 19% of total revenues in 1999, 1998, and 1997. Revenues by geographic area for the years ended December 31, 1999, 1998, and 1997, were as follows:


Years ended December 31,            1999          1998          1997
-----------------------------------------------------------------------------
United States                $32,988,868   $27,376,159   $18,337,385
United Kingdom                 2,580,679     2,252,045     3,093,201
Canada                         1,276,174     2,041,276             *
Holland                        1,834,100     1,024,019             *
Countries which did not
  exceed $1 million            1,880,339     1,219,102     1,094,542
-----------------------------------------------------------------------------
                             $40,560,160   $33,912,601   $22,525,128
-----------------------------------------------------------------------------
*Revenues did not exceed $1 million.

10. RESTRUCTURING AND OTHER CHARGES

During the third quarter of 1999, the Company initiated a restructuring plan to discontinue development of its Windows NT-based product and close its Orlando, Florida office. The restructuring plan was put in place due to the Strategic
Alliance Agreement with SAP AG (see Note 5). Because of the Strategic Alliance Agreement, the Company made significant management changes and plans to further expand its marketing efforts to increase exposure of its UNIX WMS products and services.

Restructuring charges during the year ended December 31, 1999, amounted to $3,587,665 and included severance payments made to seven employees ($325,000); office and equipment lease cancellations ($25,000); write-off of intangible assets, including purchased software and capitalized software development costs, assembled workforce, customer list and goodwill ($3,190,000); and other miscellaneous expenses
($48,000).  All amounts were disbursed in the year ended
December 31, 1999.

11. CONTINGENCIES

On October 8, 1999, a former customer (the Claimant) instituted an arbitration proceeding against the Company with the American
Arbitration Association in Milwaukee, Wisconsin. The Claimant is seeking to revoke its 1998 acceptance of the Company's software product and alleges that the Company breached its warranty obligations. The Claimant seeks relief in the form of monetary damages totaling approximately $1.9 million. The
Company believes that the allegations of the Claimant are Without merit and intends to vigorously defend against them.
The potential outcome of this legal proceeding cannot be determined at this time and accordingly, no estimate for potential settlement and arbitration costs have been included in the accompanying financial statements.

The Company guarantees borrowings under a bank line of credit in the amount of $600,000 for an officer of the Company.

                  1999 Annual Report - Page 35

