Form 10-K, Exhibit 13
period 2000-12-31
CATALYST INTERNATIONAL INC
filed 2001-04-02
CIK 915508

EXHIBIT 13.1

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
                            RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, certain consolidated statements of operations data as a percentage of total revenues:


Years Ended December 31,                         2000       1999       1998
                                                 ----       ----       ----
Revenues:
 Software license                                20.1%      18.7%      25.8%
 Services and post-contract customer support     67.2       63.1       64.5
 Hardware                                        12.7       18.2        9.7
                                                -----      -----      -----
    Total revenues                              100.0      100.0      100.0

Cost of revenues:
 Software license                                 1.9        1.5        1.5
 Services and post-contract customer support     39.6       36.8       43.0
 Hardware                                        10.4       15.4        8.1
                                                -----      -----      -----
    Total cost of revenues                       51.9       53.7       52.6
                                                -----      -----      -----
Gross margin                                     48.1       46.3       47.4

Operating expenses:
 Product development                             12.6       18.8       10.1
 Sales and marketing                             22.0       17.7       16.2
 General and administrative                      11.4       16.2       12.4
 Restructuring and other charges                    -        8.9          -
                                                -----      -----      -----
    Total operating expenses                     46.0       61.6       38.7

                                                -----      -----      -----
Income (loss) from operations                     2.1      (15.3)       8.7
Other income, net                                 2.1        1.5        0.7
                                                -----      -----      -----
Income (loss) before provision for income taxes   4.2      (13.8)       9.4
Provision for income taxes                          -          -        0.3
                                                -----      -----      -----
Net income (loss)                                 4.2%     (13.8)%      9.1%
                                                =====      =====      =====

The following discussion contains forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated by such statements. These statements use words such as "anticipate," "believe," "estimate," "expect" or "future," or are otherwise stated as our predictions for the future. These statements, as with any predictions of the future, involve certain risk factors beyond our control. Actual results may differ materially from the results discussed in the forward-looking statements and any such differences could have a material negative impact on the share price. Factors that might cause such a difference include, but are not limited to, a decrease in demand for our products, delays in the timely availability of new features and releases of our products, a too-rapid increase in the level of spending, actions taken by competitors, technological changes, those herein identified, those discussed in the Registration Statement on Form SB filed with the Securities and Exchange Commission (SEC) and other factors identified from time to time as risks in reports filed with the SEC.

                            Annual Report / Page 13

TOTAL REVENUES

Catalyst's revenues are derived from software license, services and post-contract customer support (PCS) and hardware. Total revenues increased by 3.6% to $42.0 million in 2000 and by 19.6% to $40.6 million in 1999. We believe that the slower growth in total revenues in 2000 was due primarily to a decline in hardware sales, along with management and employee turnover in the sales and marketing departments. The following table sets forth, by category, revenues and percentage change year-over-year for the years indicated:

                                Net Revenues         Percentage Change
                               (In thousands)         (Year-over-year)

                            2000    1999    1998       2000      1999
                            ----    ----    ----       ----      ----
Software license          $ 8,451 $ 7,575 $ 8,741      11.6%    (13.3)%
Services and PCS           28,222  25,599  21,890      10.2      16.9
Hardware                    5,337   7,386   3,282     (27.7)    125.0

International revenues decreased 16.3% to $6.3 million in 2000 from $7.6 million in 1999 and increased 15.8% in 1999 from $6.5 million in 1998. International revenues accounted for 15.1%, 18.7% and 19.3% of total revenues in 2000, 1999 and 1998, respectively. The decrease in international revenues in 2000 occurred primarily because of a lack of new international customer sales until the fourth quarter. The increase in international revenues in 1999 from 1998 was due primarily to an increase in hardware revenues to international customers. We believe that future international revenues may increase with additional sales and marketing efforts.

SOFTWARE LICENSE

Software license consists of revenues from the sale of software license agreements of Catalyst's products, related add-on products and relational database management systems (RDBMS). Software license revenues increased by 11.6% to $8.5 million in 2000 and decreased by 13.3% to $7.6 million in 1999. Software licenses may fluctuate based upon the size and quantity of new or add-on software licenses, as well as the progress toward completion for contracts that are accounted for using contract accounting.

Catalyst follows the software revenue recognition practices set forth in Statement of Position 97-2, "Software Revenue Recognition," issued by the American Institute of Certified Public Accountants. For projects requiring "significant" modifications to our products, we use contract accounting procedures based upon percentage of completion to recognize revenue, provided that such amounts are reasonably collectible. Revenue for projects with few or no modifications are recognized upon reaching contract milestones, to the extent that payment is fixed and determinable and considered collectible.

SERVICES AND PCS

Services and PCS revenues are derived from software modifications, professional services and PCS agreements. Services and PCS revenues increased by 10.2% to $28.2 million in 2000 and by 16.9% to $25.6 million in 1999. The following table sets forth the components of services and PCS revenues as a percentage of total revenues for the years indicated:


                                          2000      1999      1998
                                          ----      ----      ----
Software modifications                    17.8%     17.2%     15.0%
Professional services                     28.0      28.7      32.5
PCS agreements                            21.4      17.2      17.0
                                          ----      ----      ----
                                          67.2%     63.1%     64.5%
                                          ====      ====      ====

                            Annual Report / Page 14

Software modifications are determined during the customer's Conference Room Pilot (CRP) and consist of changes to the software to facilitate specific functionality desired by the customer. We believe that as the number of new license agreements increases, future modifications revenue as a percentage of total revenues could decrease due to the increased functionality of newer releases of the Catalyst WMS; however, the relationship is dependent upon the variety of modifications that the individual customer specifies.

Professional services revenues are derived from training, technical services, performance of the CRP, on-site support, project management and implementation services. Professional services revenues increased in 2000 due to increased efforts to sell upgrades, training and other services to new and existing customers. Professional services revenues are recognized based on the number of days of work actually performed.

Customers typically enter into a one-year agreement for PCS at the time they first license the Catalyst WMS and, once installed, pay for the first year of PCS in advance. PCS revenues are recognized ratably after payment is received over the term of the PCS agreement. The increase in PCS revenues in 2000 and 1999 was due primarily to growth in the installed customer base for Catalyst WMS, renewal of current customers' PCS agreements and support for certain third-party applications. We believe that PCS revenues should continue to increase in the future as additional Catalyst WMS systems are implemented.

HARDWARE

Hardware consists primarily of computer hardware, radio frequency (RF) equipment and printers sold to customers on behalf of hardware and other equipment manufacturers. Hardware revenues decreased by $2.0 million to $5.3 million in 2000 and increased by $4.1 million to $7.4 million in 1999. Hardware revenues were higher in 1999 due to multisite equipment sales to several major customers. Hardware revenues may fluctuate depending on the size of new license agreements and add-ons to existing agreements.

COST OF SOFTWARE LICENSE

Cost of software license consists of the cost of third-party software licenses sold by Catalyst and the amortization of costs associated with developing new Catalyst products. The cost of software licenses was $797,000, $606,000 and $525,000 in 2000, 1999 and 1998, respectively.

We anticipate that the cost of software license may increase in the future as we amortize capitalized software development costs, while third-party software costs should remain relatively constant as a percentage of related third-party software revenues.

COST OF SERVICES AND PCS

Cost of services and PCS consists primarily of personnel and related costs for the performance of software modifications, professional services and PCS. Cost of services and PCS as a percentage of services and PCS revenues were 58.9%, 58.3% and 66.6% in 2000, 1999 and 1998, respectively. Cost of services and PCS increased slightly in 2000 as a percentage of total services and PCS revenues due to increased personnel costs. The decrease in cost of services and PCS as a percentage of total services and PCS revenues in 1999 was due to increased efficiencies in the delivery of these services. We believe that the cost of services and PCS as a percentage of related revenues could continue to increase in the future due to additional personnel costs and hiring needs.

COST OF HARDWARE

Cost of hardware consists of the cost of computer hardware, RF equipment and printers sold on behalf of the equipment manufacturers. We do not inventory or service hardware items, but make them available to customers who desire a turnkey solution. Cost of hardware was $4.4 million, $6.3 million and $2.8 million in 2000, 1999 and 1998, respectively. As a percentage of hardware sales, the cost was 81.7%, 84.8% and 84.1% in 2000, 1999 and 1998, respectively. We expect that cost of hardware as a percentage of hardware revenues should remain relatively constant.

                            Annual Report / Page 15

PRODUCT DEVELOPMENT

Product development costs include expenses associated with research and development, including engineering personnel costs, software development tools, training and documentation. Product development costs decreased by 30.6% to $5.3 million and increased by 124.0% to $7.6 million in 2000 and 1999, respectively. In 1999, product development costs included expenses related to developing Catalyst WMS Release 8.0 and new features and functions in key verticals. The decrease in product development costs in 2000 was due primarily to a reduction in use of contract personnel and the development of new Catalyst products, which qualified for capitalization in accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed."

Product development costs represented 12.6%, 18.8% and 10.1% of total revenues in 2000, 1999 and 1998, respectively. We believe that product development costs may decrease slightly as a percentage of total revenues in the future due to the discontinuance of the NT product in September 1999 and continued capitalization of development costs for new products.

SALES AND MARKETING

Sales and marketing expenses consist primarily of salaries and commissions paid to sales personnel, along with marketing, promotional and travel expenses. Sales and marketing expenses increased by 29.3% to $9.3 million in 2000 and by 30.3% to $7.2 million in 1999. In general, the increase in sales and marketing expenses in each year was due to increased marketing and promotional expenses in the domestic market, as well as expansion and turnover in the sales and marketing staff. Sales and marketing expenses represented 22.0%, 17.7% and 16.2% of total revenues in 2000, 1999 and 1998, respectively. We anticipate that sales and marketing expenses as a percentage of total revenues may increase due to anticipated expansion of sales and marketing initiatives.

GENERAL AND ADMINISTRATIVE

General and administrative expenses consist primarily of the salaries of administrative, executive, finance and quality assurance personnel. General and administrative expenses decreased by 27.1% to $4.8 million in 2000 and increased by 57.4% to $6.6 million in 1999. General and administrative expenses represented 11.4% of total revenues in 2000, 16.2% in 1999 and 12.4% in 1998. In 2000, general and administrative expenses decreased compared to 1999 due primarily to lower bad debt expense. In 1999, general and administrative expenses increased due to a larger provision for potentially uncollectible accounts receivable, a provision for legal costs associated with a former customer's arbitration proceeding (see Notes to Consolidated Financial Statements, Note 11) and compensation expense for the former chief financial officer.

RESTRUCTURING AND OTHER CHARGES

During 1999, the company initiated a restructuring plan to discontinue development of its NT-based WMS product and close its Orlando, Florida office. Restructuring and other charges in 1999 were $3.6 million. (See Notes to Consolidated Financial Statements, Note 10, for further discussion of expenses associated with the restructuring plan.) All cash expense amounts were disbursed in 1999.

OTHER INCOME AND EXPENSE

Other income and expense consists primarily of investment income and interest expense. Catalyst expects other income and expense to decrease in the future due to lower anticipated interest rates.

INCOME TAX EXPENSE

At December 31, 2000, Catalyst was not subject to regular income taxes because we had net operating loss carry-forwards of approximately $14.1 million and $13.1 million for federal and state income tax purposes, respectively. We were not subject to alternative minimum tax (AMT) in 2000. In 1999, no income tax expense was recorded as we incurred a net loss for both financial and income tax reporting purposes. In 1998, we had approximately $8.2 million in net operating loss carry-forwards. However, because of 1998 net income, we were subject to AMT and certain state tax amounts. No net deferred tax expense was recorded in any of the three years reported as we continue to record a valuation allowance to reserve for the net deferred tax asset.

                            Annual Report / Page 16

Liquidity and Capital Resources

In 2000, Catalyst generated $31,000 in cash; $4.3 million was generated by operating activities, $4.5 million was used in investing activities for capital expenditures and capitalized software development costs, $1.1 million was generated by employees' exercise of stock options, $404,000 was used for payments on long-term debt and $482,000 was used to purchase common stock for treasury. In 1999, we generated $12.6 million in cash, of which $1.3 million was provided by operating activities and $1.4 million was used in investing activities. Financing activities generated $12.7 million, mostly due to proceeds from the sale of common stock to SAP America, Inc.

Capital expenditures totaled $2.7 million, $837,000 and $505,000 in 2000, 1999 and 1998, respectively. Capital expenditures increased in 2000 due to an internal network upgrade, the replacement of a substantial amount of our computer hardware and the capitalization of internal use software costs by Catalyst-Exchange.com, Inc. (Exchange).

In the fourth quarter of 2000, Catalyst repurchased 99,000 shares of common stock under provisions of a stock repurchase program adopted by the board of directors on March 21, 1996. In September 1999, we sold 760,000 shares of common stock previously held in treasury to SAP America, Inc., for $12.4 million, net of issuance costs, and entered into an advanced strategic alliance with SAP AG (the parent company of SAP America, Inc.).

As of December 31, 2000, Catalyst had $21.2 million in cash and cash equivalents and working capital of $19.8 million. In addition, we have a $5.0 million line of credit (the Revolving Credit Facility) with Bank One, Milwaukee, Wisconsin. The Revolving Credit Facility bears interest at the prime rate or LIBOR, subject to terms and conditions found in the Revolving Credit Facility agreement and expires in October 2001. As of December 31, 2000, there were no amounts outstanding under the Revolving Credit Facility.

At December 31, 2000, accounts receivable increased by 1.6%, or $163,000, compared to December 31, 1999. In addition, Catalyst had reserves of $1.2 million for doubtful accounts and $219,000 for known and estimated project cost overruns. This compares to $1.3 million and $610,000 for the same reserves at December 31, 1999. We believe we have adequately provided for potential risks with respect to accounts receivable and project reserves known or anticipated at this time.

Catalyst expects that cash generated from ongoing operations, existing cash balances and borrowings under the Revolving Credit Facility should be sufficient to meet currently anticipated working capital and capital expenditure requirements through 2001.

Exchange, a wholly owned subsidiary of Catalyst, was incorporated in the state of Delaware on May 3, 2000. Since that time, Exchange has not generated revenues but has capitalized costs under Statement of Position 98-1, "Accounting for Costs of Computer Software Developed or Obtained for Internal Use."

Catalyst has never paid cash dividends on our common stock. Our policy has been to retain cash from operations to provide funds for the operation and expansion of the business. Accordingly, we do not anticipate paying cash dividends in the foreseeable future.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Catalyst does not believe that we have material exposure to market risk with respect to any investments as we do not use market rate-sensitive instruments for trading or other purposes. For purposes of the consolidated statements of cash flows, we consider all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents consist principally of investments in corporate debt securities and commercial paper. The cost of these securities, which are considered as "available for sale" for financial reporting purposes, approximated fair value at both December 31, 2000 and 1999. There were no realized gains or losses in the periods ended December 31, 2000 or 1999.

                            Annual Report / Page 17

QUARTERLY RESULTS

The following table sets forth unaudited consolidated statements of operations data for each of the quarters in the years ended December 31, 2000 and 1999. This unaudited quarterly information has been prepared on the same basis as the annual information presented elsewhere herein and, in our opinion, includes all adjustments (consisting only of normal recurring entries) necessary for a fair presentation of the information for the quarter presented. The operating results for any quarter are not necessarily indicative of the results for any future period.


Quarters Ended               12/31/00  09/30/00  06/30/00  03/31/00  12/31/99
                             --------  --------  --------  --------  --------
09/30/99  06/30/99  03/31/99
- --------  --------  --------
(In thousands, except per share data)
Revenues:
 Software license            $ 2,092   $ 1,742   $ 2,229   $ 2,388   $   870
$   650   $ 3,194   $ 2,861
 Services and post-contract
  customer support             7,057     8,002     6,940     6,223     6,416
  6,513     6,085     6,585
 Hardware                      1,242       495     1,890     1,710     2,148
                             -------   -------   -------   -------   -------
  1,727     2,230     1,281
- -------   -------   -------
    Total revenues            10,391    10,239    11,059    10,321     9,434
  8,890    11,509    10,727

Cost of revenues:
 Software license                150       268       236       143       157
     69       233       147
 Services and post-contract
  customer support             3,795     4,403     4,189     4,245     3,162
  4,125     3,761     3,873
 Hardware                      1,060       412     1,531     1,358     1,761
                             -------   -------   -------   -------   -------
  1,483     1,840     1,176
- -------   -------   -------
    Total cost of revenues     5,005     5,083     5,956     5,746     5,080
                             -------   -------   -------   -------   -------
  5,677     5,834     5,196
- -------   -------   -------

Gross margin                   5,386     5,156     5,103     4,575     4,354
  3,213     5,675     5,531

Operating expenses:
 Product development           1,204     1,310     1,371     1,416     1,831
  1,894     2,329     1,584
 Sales and marketing           2,157     2,474     2,629     1,994     1,749
  1,806     2,042     1,562
 General and administrative    1,827     1,346       654       966     2,708
  1,494     1,359     1,013
 Restructuring and other
  charges                          -         -         -         -         -
                             -------   -------   -------   -------   -------
  3,588         -         -
- -------   -------   -------
    Total operating expenses   5,188     5,130     4,654     4,376     6,288
                             -------   -------   -------   -------   -------
  8,782     5,730     4,159
- -------   -------   -------
Income (loss) from operations    198        26       449       199    (1,934)
 (5,569)      (55)    1,372
Other income, net                387       285       154        65       200
                             -------   -------   -------   -------   -------
    128       164        81
- -------   -------   -------
Net income (loss)            $   585   $   311   $   603   $   264   $(1,734)
                             =======   =======   =======   =======   =======
$(5,441)  $   109   $ 1,453
=======   =======   =======

Net income (loss) per share:
 Basic                       $  0.07   $  0.04   $  0.08   $  0.03   $ (0.22)
$(0.74)   $  0.02   $  0.21
 Diluted                     $  0.07   $  0.04   $  0.07   $  0.03   $ (0.22)
$ (0.74)  $  0.01   $  0.19
Shares used in computing net
 income (loss) per share:
 Basic                         8,061     8,116     8,005     7,910     7,868
  7,320     6,987     6,964
 Diluted                       8,253     8,427     8,408     8,555     7,868
  7,320     7,726     7,686


The common stock is listed on the Nasdaq Stock Market(r) under the symbol "CLYS." Since the initial public offering on November 16, 1995, the common stock has traded at a high of $21.625 per share and a low of $2.125 per share.

As of March 2, 2001, there were 8,040,768 shares of common stock outstanding held by 125 shareholders of record and approximately 1,100 beneficial owners.

                            Annual Report / Page 18