Form 10-K, Exhibit 13
period 2000-12-31
CATALYST INTERNATIONAL INC
filed 2001-04-02
CIK 915508

EXHIBIT 13.2

          INDEPENDENT AUDITORS REPORT AND FINANCIAL STATEMENTS


Report of Ernst & Young LLP,
Independent Auditors


The Board of Directors and Shareholders
Catalyst International, Inc.

We have audited the accompanying consolidated balance sheets of Catalyst International, Inc. (the Company) as of December 31, 2000 and 1999, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

                                                /s/ Ernst & Young LLP

Milwaukee, Wisconsin
January 31, 2001

                            Annual Report / Page 19


CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31,                      2000         1999         1998
                                              ----         ----         ----
Revenues:
 Software license                      $ 8,451,526  $ 7,575,529  $ 8,740,730
 Services and post-contract
  customer support                      28,222,224   25,598,635   21,890,275
 Hardware                                5,336,708    7,385,996    3,281,596
                                       -----------  -----------  -----------
    Total revenues                      42,010,458   40,560,160   33,912,601

Cost of revenues:
 Cost of software license                  797,117      606,429      524,754
 Cost of services and post-contract
  customer support                      16,632,253   14,921,412   14,583,554
 Cost of hardware                        4,361,113    6,259,894    2,758,838
                                       -----------  -----------  -----------
    Total cost of revenues              21,790,483   21,787,735   17,867,146
                                       -----------  -----------  -----------
Gross margin                            20,219,975   18,772,425   16,045,455

Operating expenses:
 Product development                     5,300,762    7,637,636    3,412,217
 Sales and marketing                     9,254,354    7,158,726    5,493,319
 General and administrative              4,793,251    6,574,804    4,177,175
 Restructuring and other charges
  (Note 10)                                      -    3,587,665            -
    Total operating expenses            19,348,367   24,958,831   13,082,711
Income (loss) from operations              871,608   (6,186,406)   2,962,744

Other income (expense):
 Interest expense                          (53,235)     (63,057)     (54,313)
 Investment income                       1,389,546      685,692      266,297
 Miscellaneous, net                       (444,773)     (49,560)       5,271
                                       -----------  -----------  -----------
    Total other income, net                891,538      573,075      217,255
                                       -----------  -----------  -----------

Income (loss) before provision for
 income taxes                            1,763,146   (5,613,331)   3,179,999
Provision for income taxes (Note 8)              -            -      100,000
                                       -----------  -----------  -----------
Net income (loss)                      $ 1,763,146  $(5,613,331) $ 3,079,999
                                       ===========  ===========  ===========

Earnings (loss) per share (Note 1):
 Basic                                 $      0.22  $     (0.77) $      0.45
 Diluted                                      0.21        (0.77)        0.42

See accompanying notes.

                            Annual Report / Page 20




CONSOLIDATED BALANCE SHEETS

December 31,                                           2000           1999
                                                       ----           ----
ASSETS
Current assets:
 Cash and cash equivalents                      $21,200,662    $21,169,179
 Accounts receivable, net of allowance
  for doubtful accounts of $1,185,000
  in 2000 and $1,256,137 in 1999                 10,269,520     10,106,808
 Revenues in excess of billings                     269,813              -
 Prepaid expenses and other                         542,718        778,016
                                                -----------    -----------
    Total current assets                         32,282,713     32,054,003

Equipment and leasehold improvements:
 Computer hardware and software                   8,001,802      6,246,910
 Office equipment                                 2,467,415      2,208,819
 Leasehold improvements                             944,351        852,767
                                                -----------    -----------
                                                 11,413,568      9,308,496
Less accumulated depreciation and amortization    6,850,493      5,799,367
                                                -----------    -----------
    Total equipment and leasehold improvements    4,563,075      3,509,129

Capitalized software development costs, net of
 accumulated amortization of $35,440 in 2000      1,759,697              -
                                                -----------    -----------
    Total assets                                $38,605,485    $35,563,132
                                                ===========    ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Accounts payable                               $ 3,305,526    $ 2,236,886
 Accrued liabilities                              2,856,455      2,528,806
 Deferred software license                                -        969,369
 Deferred services and post-contract
  customer support                                6,101,749      5,597,600
 Current portion of long-term debt (Note 4)         246,265        333,702
                                                -----------    -----------
    Total current liabilities                    12,509,995     11,666,363

Noncurrent liabilities:
 Long-term debt (Note 4)                            165,574        181,225
 Deferred services and post-contract
  customer support                                   84,691        168,813
 Deferred rent (Note 4)                             199,868        265,621
                                                -----------    -----------
    Total noncurrent liabilities                    450,133        615,659

Commitments and contingencies (Notes 4 and 11)

Shareholders' equity (Notes 5 and 6):
 Preferred stock, $0.01 par value; 2,000,000
  shares authorized; none issued or outstanding           -              -
 Common stock, $0.10 par value; 25,000,000
  shares authorized; shares issued: 9,200,943
  in 2000 and 8,939,264 in 1999                     920,094        893,926
Additional paid-in capital                       43,666,435     42,609,592
Accumulated deficit                             (13,695,688)   (15,458,834)
Treasury stock, at cost - 1,162,331 shares of
  common stock in 2000 and 1,063,263 shares
  of common stock in 1999                        (5,245,484)    (4,763,574)
                                                -----------    -----------
    Total shareholders' equity                   25,645,357     23,281,110
                                                -----------    -----------
    Total liabilities and shareholders' equity  $38,605,485    $35,563,132
                                                ===========    ===========

See accompanying notes.

                            Annual Report / Page 21




CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Additional
Common Stock Paid-in Accumulated Treasury
Shares Dollars Capital Deficit Stock Total
- ----
Balances at December 31, 1997
  8,622,029  $862,203  $31,112,079  $(12,925,502)  $(9,052,124)  $ 9,996,656
Purchase of Kearney Systems, Inc. (Note 2)
          -         -    1,285,588             -       680,996     1,966,584
Stock options exercised
    145,344    14,534      320,259             -             -       334,793
Compensation expense on stock options
          -         -       25,338             -             -        25,338
Net income
          -         -            -     3,079,999             -     3,079,999
  ---------  --------  -----------  ------------   -----------   -----------
Balances at December 31, 1998
  8,767,373   876,737   32,743,264    (9,845,503)   (8,371,128)   15,403,370
Sale of common stock (Note 5)
          -         -    8,770,815             -     3,607,554    12,378,369
Stock options exercised
    171,891    17,189      754,089             -             -       771,278
Compensation expense on stock options
          -         -      341,424             -             -      341,424
Net loss
          -         -            -    (5,613,331)            -   (5,613,331)
  ---------  --------  -----------  ------------   -----------   -----------
Balances at December 31, 1999
  8,939,264   893,926   42,609,592   (15,458,834)   (4,763,574)   23,281,110
Purchase of common stock for treasury (Note 5)
          -         -            -             -      (481,910)     (481,910)
Stock options exercised
    261,679    26,168    1,056,843             -             -     1,083,011
Net income
          -         -           -      1,763,146             -     1,763,146
  ---------  --------  -----------  ------------   -----------   -----------
Balances at December 31, 2000
  9,200,943  $920,094  $43,666,435  $(13,695,688)  $(5,245,484)  $25,645,357
  =========  ========  ===========  ============   ============  ===========


See accompanying notes.

                            Annual Report / Page 22


CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31,                      2000         1999         1998
                                              ----         ----         ----
OPERATING ACTIVITIES
Net income (loss)                      $ 1,763,146  $(5,613,331) $ 3,079,999
Adjustments to reconcile net
 income (loss) to net cash provided
 by operating activities:
 Depreciation and amortization           1,816,155    1,660,703    1,351,947
 Compensation expense on stock options           -      341,424       25,338
 Loss on disposal of equipment and
  leasehold improvements                   181,128       87,436            -
 Provision for restructuring and
  other charges                                  -    3,587,665            -
 Changes in operating assets and
  liabilities, net of acquisition:
  Accounts receivable                     (162,712)    (392,491)  (1,552,134)
  Prepaid expenses and other               235,298     (284,000)      85,149
  Accounts payable                       1,068,640      492,896     (395,422)
  Income taxes                                   -     (100,000)     100,000
  Accrued liabilities                      327,649     (197,014)     119,692
  Deferred software license (revenues
   in excess of billings)               (1,239,182)     627,024      690,770
  Deferred services and post-contract
   customer support                        420,027    1,119,221    1,558,319
  Deferred rent                            (65,753)     (19,532)     (19,532)
                                       -----------  -----------  -----------
    Total adjustments                    2,581,250    6,923,332    1,964,127
                                       -----------  -----------  -----------
Net cash provided by operating
 activities                              4,344,396    1,310,001    5,044,126

INVESTING ACTIVITIES
Capital expenditures                    (2,714,796)    (837,446)    (504,951)
Capitalized software development costs  (1,795,137)    (566,119)    (301,980)
                                       -----------  -----------  -----------
Net cash used in investing activities   (4,509,933)  (1,403,565)    (806,931)

FINANCING ACTIVITIES
Payments on long-term debt                (404,081)    (442,109)    (273,027)
Proceeds from exercise of stock options  1,083,011      771,278      334,793
Proceeds from sale of common stock               -   12,378,369            -
Purchase of common stock for treasury     (481,910)           -            -
                                       -----------  -----------  -----------
Net cash provided by financing
 activities                                197,020   12,707,538       61,766
                                       -----------  -----------  -----------
Net increase in cash and cash
 equivalents                                31,483   12,613,974    4,298,961
Cash and cash equivalents at
 beginning of year                      21,169,179    8,555,205    4,256,244
                                       -----------  -----------  -----------
Cash and cash equivalents at
 end of year                           $21,200,662  $21,169,179  $ 8,555,205
                                       ===========  ===========  ===========
Supplemental disclosure:
 Cash paid for interest                $    53,235  $    63,057  $    54,313
 Cash paid for income taxes                      -       74,950            -


Noncash investing and  financing activities:

  During 2000, 1999 and 1998, the Company acquired $300,993, $157,431 and
$388,017, respectively, of computer hardware under capital leases.

  During 1998, the Company issued 143,342 shares of the Company's common stock previously held in treasury with a fair value of $1,966,584 for the acquisition of Kearney Systems, Inc.

See accompanying notes.

                            Annual Report / Page 23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2000

1. SIGNIFICANT ACCOUNTING POLICIES

Consolidation

The accompanying consolidated financial statements include the accounts of Catalyst International, Inc. (the Company) and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Business and Concentration of Credit Risk

The Company develops, markets and supports advanced warehouse management software (WMS) solutions. The Company also provides related services, including software modification and configuration, project management, rapid prototyping, training and implementation support for customers throughout the United States and certain foreign countries. The Company performs periodic credit evaluations of its customers' financial condition and does not require collateral.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements and notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents consist principally of investments in corporate debt securities and commercial paper. The cost of these securities, which are considered "available for sale" for financial reporting purposes, approximates fair value at both December 31, 2000 and 1999. There were no realized gains or losses during any of the three years in the period ended December 31, 2000.

Equipment and Leasehold Improvements

Equipment and leasehold improvements are recorded at cost and are depreciated on the straight-line basis over their estimated useful lives as follows: computer hardware and software-three to five years; office equipment-seven years; and leasehold improvements-10 years (though no longer than the term of the lease).

Capitalized Software Development Costs

As required by accounting principles generally accepted in the United States, the Company capitalizes costs incurred to develop new software products upon determination that technological feasibility has been established for the product, whereas costs incurred prior to the establishment of technological feasibility are charged to expense. The establishment of technological feasibility and the ongoing assessment of recoverability of software costs require considerable judgment by management with respect to certain external factors, including, but not limited to, product feasibility, anticipated future gross revenues, estimated economic life and changes in software and hardware technologies.

When the software product is available for general release to customers, capitalization ceases and such costs are amortized on a product-by-product basis. The annual amortization is the greater of the amount computed using
(a) the ratio that current gross revenues for the product bear to the total of current and anticipated future gross revenues for the product or (b) the straight-line method over the estimated economic life of the product or three years.

                            Annual Report / Page 24

Revenue Recognition

The Company derives revenue from software license, services and post-contract customer support (PCS) and the sale of implementation-related hardware. PCS includes telephone support, bug fixes and rights to upgrades on a when-and-if-available basis. Services range from installation, training and basic consulting to software modification and customization to meet specific customer needs. In software arrangements that include rights to multiple software products, specified upgrades, PCS and/or other services, the Company allocates the total arrangement fee to each deliverable based on the relative fair value of each of the deliverables determined based on vendor-specific objective evidence.

     Software License

     For software license with insignificant modifications, the Company recognizes that portion of the revenue allocable to software license and specified upgrades upon delivery of the software product or upgrade to the end user, provided that it is considered collectible. For software license with significant modifications, the Company recognizes the revenue allocable to the software license on a percentage of completion method, with progress to completion measured based upon labor time expended.

     Post-Contract Customer Support (PCS)

     Revenue allocable to PCS is recognized on a straight-line basis over the period the PCS is provided.

     Services

     Arrangements that include professional services are evaluated to determine whether those services are for modification of the software product or for the normal implementation of the WMS system. When professional services are considered part of the normal implementation process, revenue is recognized monthly as these services are invoiced. When professional services are for an individual modification of the software itself, an evaluation is made to determine if the modification will take more than 50 person-days of work. If the work will exceed 50 days of effort, revenue is recognized using contract accounting. When the work is estimated to be fewer than 50 days, the revenue allocable to the modification is recognized as invoiced.

     Hardware

     Revenue on hardware is recognized when the hardware is shipped by the hardware vendor and title has transferred to the customer.

     Contract Accounting

     For arrangements that include significant customization or modification of the software, revenue is recognized using contract accounting. Revenue from these software arrangements is recognized on a percentage of completion basis, with progress to completion measured based upon labor time expended. The Company reserves for project cost overrun when such overruns are identified. Included in accrued liabilities are reserves for project cost overruns of $219,000 and $610,000 at December 31, 2000 and 1999, respectively.

ADVERTISING

Advertising costs are expensed as incurred and amounted to approximately $878,000, $739,000 and $363,000 in 2000, 1999 and 1998, respectively.

INCOME TAXES

Deferred income taxes are provided for temporary differences between the financial reporting and income tax basis of assets and liabilities and are measured using currently enacted tax rates and laws.

COMPREHENSIVE INCOME

Comprehensive income (loss) equals net income (loss) in 2000, 1999 and 1998.

                            Annual Report / Page 25

EARNINGS (LOSS) PER SHARE

The numerator for the calculation of basic and diluted earnings per share is net income (loss) in each year. The following table sets forth the computation of basic and diluted weighted average shares used in the per share calculations:

                                                2000        1999        1998
                                           ---------   ---------   ---------
Denominator for basic
earnings per share -
  weighted average shares outstanding      8,023,380   7,288,157   6,786,728
Effect of dilutive options and warrants      428,167           -     596,159
                                           ---------   ---------   ---------Denominator for diluted earnings
(loss) per share                           8,451,547   7,288,157   7,382,887
                                           =========   =========   =========
Options that could potentially
dilute earnings
  per share in the future that are not
  included in the computation of
  diluted earnings (loss) per share,
  as their impact is antidilutive            562,942     653,203         N/A


ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," which was amended by Statement Nos. 137 and 138. The provisions of these standards are required to be adopted by the Company on January 1, 2001. Because of the Company's minimal use of derivatives, the adoption of Statement No. 133 will not have a significant effect on the results of operations or on the financial position of the Company.

In March 2000, the FASB issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25," which clarifies guidance for certain issues that arose in the application of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." FASB Interpretation No. 44, effective July 1, 2000, did not have any impact on the Company's results of operations.

2. ACQUISITIONS

In August 1998, the Company acquired all of the outstanding common stock of Kearney Systems, Inc. (KSI), a Windows NT-based developer of warehouse management system software. Aggregate consideration for the acquisition consisted of 143,342 shares of the Company's common stock previously held in treasury. The acquisition was accounted for as a purchase, and accordingly, the purchase price was allocated to assets acquired and liabilities assumed based upon fair value at the date of acquisition. The results of operations of KSI have been included in the consolidated statements of operations since the date of acquisition. In September 1999, the Company discontinued development of its Windows NT-based product (see Note 10).

3. BANK LINE OF CREDIT

The Company has a $5,000,000 bank line of credit. The line of credit, which is due on demand, requires monthly interest payments at rates tied to the prime rate or LIBOR and is secured by substantially all of the Company's assets. No amounts were outstanding under the line of credit at December 31, 2000 or 1999.

                            Annual Report / Page 26

4. LONG-TERM DEBT AND LEASE COMMITMENTS

Long-term debt consisted of the following at December 31:

                                              2000            1999
                                         ---------       ---------
Capital lease obligations                $ 411,839       $ 514,927
Less current portion                      (246,265)       (333,702)
                                         ---------       ---------
                                         $ 165,574       $ 181,225
                                         =========       =========

The Company leases computer equipment and a telephone system under capital leases requiring monthly payments in varying amounts through April 2004, with effective interest rates ranging from 7.5% to 10.5%. At December 31, 2000, the gross amount of equipment recorded under capital leases and related accumulated amortization was approximately $1,597,000 and $1,147,000, respectively. At December 31, 1999, the cost and accumulated amortization of equipment recorded under capital leases were approximately $1,296,000 and $600,000, respectively.

The Company also leases its corporate office space under an operating lease that extends through January 2006. The Company is recognizing rent expense on a straight-line basis, which differs from the pattern of payments required by the lease. The Company is required to pay real estate taxes, maintenance, utilities and insurance on the leased building.

At December 31, 2000, future payments under capital and operating leases with remaining terms in excess of one year were as follows:


                                    Capital Leases    Operating Leases
                                    --------------    ----------------
2001                                    $  272,962          $  674,841
2002                                       135,204             671,825
2003                                        37,054             623,289
2004                                         4,563             573,366
2005                                             -             587,657
Thereafter                                       -              48,279
                                        ----------          ----------
Total minimum lease obligations            449,783          $3,179,257
                                                            ==========
Amounts representing interest               37,944
                                        ----------
Capital lease obligation                $  411,839
                                        ==========

Total rent expense, including executory costs, on all operating leases was approximately $1,211,000, $1,148,000 and $1,150,000 in 2000, 1999 and 1998,
respectively.

5. SHAREHOLDERS' EQUITY

In September 1999, the Company sold 759,485 shares of its common stock to SAP America, Inc. (SAP) for $12,378,369, net of issuance costs of $532,876. In addition, the Company and SAP AG (the parent company of SAP) entered into a Strategic Alliance Agreement to integrate the Company's warehouse management system with software systems already sold by SAP and to form a support center to help customers implement the Company's software and SAP's Logistics Execution Solution Software.

In March 1996, the Company's board of directors authorized a repurchase program for up to 700,000 shares of its common stock from the open market. During 2000, the Company repurchased 99,068 shares of its common stock under this program for $481,910. At December 31, 2000, the Company is authorized to repurchase 366,800 additional shares.

                            Annual Report / Page 27

6. STOCK OPTIONS AND WARRANTS

The 1993 Stock Option Plan, as amended (Employee Plan), allowed the Company to grant up to 3,000,000 incentive stock options and/or nonqualified stock options to employees. Effective December 1, 2000, the board of directors increased the number of shares available under the Employee Plan to 3,063,226. Each option entitles the holder to purchase one share of common stock at the specified option price. The option term is 10 years. With certain exceptions, options vest 20% on the first anniversary of either the date of employment or the date of grant and then ratably over the following 48 months. For all options granted to date, the exercise price was equal to the market price (or estimated fair value prior to the Company's IPO in November 1995) of the underlying stock on the date of grant.

The Company has a 1997 Director Stock Option Plan (Director Plan), whereby each director was granted options to purchase 10,000 shares of common stock on the effective date of the Director Plan and is entitled to be granted options to purchase 5,000 shares of common stock on each anniversary of the Director Plan. The exercise price of each grant is equal to the market price of the Company's common stock on the date of grant. The Director Plan provides for the issuance of 250,000 nonqualified stock options to directors. The options are exercisable for 10 years from the date of grant.

The following table summarizes information with respect to the Company's Employee and Director Plans for the three years ended December 31, 2000:

                                                   Weighted
                                                   Average        Number of
                                   Number of   Option Exercise     Options
                                    Options    Price per Share   Exercisable
                                   ---------   ---------------   -----------
Outstanding at December 31, 1997   1,680,131        $ 3.28          309,865
Granted                              401,355          8.55
Exercised                           (145,344)         2.30
Canceled                            (131,045)         4.06
                                   ----------------------------------------
Outstanding at December 31, 1998   1,805,097          4.47          770,142
Granted                              547,086         11.82
Exercised                           (171,891)         4.49
Canceled                            (126,915)         8.62
                                   ----------------------------------------
Outstanding at December 31, 1999   2,053,377          6.18          967,312
Granted                              850,160          5.51
Exercised                           (261,679)         4.14
Canceled                            (391,343)        10.08
                                   ----------------------------------------
Outstanding at December 31, 2000   2,250,515        $ 5.49        1,039,764
                                   ========================================

                            Annual Report / Page 28

At December 31, 2000, 136,021 options were available for grant under the Director Plan. As of December 31, 2000, the range of exercise prices on outstanding options is as follows:


                                                 Weighted         Number of
                                   Number of      Average          Options
                                    Options    Exercise Price    Exercisable
                                   ---------   ---------------   -----------
Price range $0.10 to $3.50,
 weighted average contractual
 life of 5.9 years                   898,914       $ 3.00          745,104
Price range $4.00 to $8.50,
 weighted average contractual
 life of 9.2 years                 1,100,614       $ 5.61          183,541
Price range $10.00 to $13.94,
 weighted average contractual
 life of 8.1 years                   161,095       $12.85           86,073
Price range $14.00 to $17.88,
 weighted average contractual
 life of 8.5 years                    89,892       $15.80           25,046


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

The Company has reserved 2,396,536 shares of common stock at December 31, 2000, to provide for the exercise of outstanding stock options and warrants and the granting of stock options.

As permitted by FASB Statement No. 123, "Accounting for Stock-Based Compensation," the Company has elected to follow APB Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for its employee stock option plan. Had the Company accounted for its employee stock option plan based upon the fair value at the grant date as set forth in FASB Statement No. 123, the Company's pro forma net income (loss) and pro forma income (loss) per share would have been as follows (for purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period):

                                             2000         1999          1998
                                             ----         ----          ----
Pro forma net income (loss)              $842,606  $(6,518,779)  $ 2,340,594
Pro forma diluted income (loss)
 per share                               $   0.10  $     (0.89)  $      0.32


The weighted-average grant date option fair values used in the above pro forma disclosures were $8.77, $9.99 and $7.55 per share for 2000, 1999 and 1998 option grants, respectively.

As required by FASB Statement No. 123, the Company has determined the pro forma information as if the Company had accounted for stock options granted since January 1, 1995, under FASB Statement No. 123 fair value method. For grants made prior to the Company becoming a public company, the minimum value method was used to estimate the fair value of the options. For grants made after the Company's initial public offering in November 1995, the Black-Scholes method was used. With the exception of volatility (which is ignored in the case of the minimum value method), the following weighted average assumptions were used for 2000, 1999 and 1998, respectively: risk-free interest rates of 6.5%, 5.9% and 5.5%; dividend yields of 0%; expected common stock market price volatility factors of 0.98, 0.94 and 0.87; and a weighted average expected life of the options of five years.

                            Annual Report / Page 28

7. RETIREMENT PLAN

The Company sponsors an employee savings and retirement plan in which all employees over 21 years of age with one month of service are eligible to participate. Participants can elect to defer up to 15% of their compensation in accordance with Section 401(k) of the Internal Revenue Code. The Company, at its discretion, can match up to 100% of the employees' contributions. Company contributions to the plan were approximately $310,000, $293,000 and $219,000 in 2000, 1999 and 1998, respectively.

8. INCOME TAXES

The provision for income taxes consisted of the following:


Years Ended December 31,                     2000         1999         1998
                                             ----         ----         ----
Current:
Federal                                  $      -   $        -      $ 38,000
State                                           -            -        30,000
Foreign                                         -            -        32,000
                                         --------   ----------      --------
                                                                     100,000
Deferred                                   42,000   (2,554,000)      735,000
Change in valuation allowance             (42,000)   2,554,000      (735,000)
                                         --------   ----------      --------
                                         $      -   $        -      $100,000
                                         --------   ----------      --------

The provision for income taxes differs from the statutory U.S. federal income tax rate due to the following:


Years Ended December 31,                   2000           1999         1998
                                       --------       --------     --------
Provision (benefit) at U.S. statutory
 rate                                  $599,000   $(1,908,000)  $ 1,081,000
State income taxes, net of federal tax        -             -        30,000
State effect of change in deferred tax
 assets                                 142,000      (216,000)            -
Foreign income taxes                          -             -        32,000
General business credits               (232,000)     (478,000)     (329,000)
Change in valuation allowance          (566,000)    2,554,000      (735,000)
Permanent differences, net               57,000        48,000        21,000
                                       --------   ------------  -----------
                                       $      -   $         -   $   100,000
                                       ========   ============  ===========

At December 31, 2000, the Company had net operating loss carry-forwards of approximately $14,051,000 and $13,052,000 for federal and state income tax purposes, respectively, which expire between 2008 and 2020. Of these net operating loss carry-forwards, $5,839,000 were created by deductions from the exercise of nonqualified stock options from 1995 through 2000. The tax benefit realized upon the use of net operating loss carry-forwards in future years related to such deductions will be credited directly to additional paid-in capital. At December 31, 2000, the Company had general business credit carry-forwards of $1,117,000 and $482,000 for federal and state income tax purposes, respectively, which expire from 2006 through 2020. At December 31, 2000, the Company had $96,000 of alternative minimum tax (AMT) credits which do not expire.

Annual limitations on the use of these loss and credit carry-forwards due to changes in ownership are not expected to materially impact the Company.

                            Annual Report / Page 30

The tax effects of temporary differences between financial reporting and income tax bases of assets and liabilities were as follows:


Years Ended December 31,                             2000             1999
                                              -----------      -----------
Deferred tax assets:
 AMT and general business credits             $ 1,695,000      $ 1,463,000
 Net operating loss carry-forwards              5,457,000        4,706,000
 Accrued project costs                             85,000          387,000
 Allowance for doubtful accounts                  464,000          489,000
 Deferred rent                                     78,000          103,000
 Accrued compensation                             136,000           68,000
 Other                                             25,000           43,000
                                              -----------      -----------
                                                7,940,000        7,259,000
Deferred tax liabilities:
 Depreciation                                    (335,000)        (302,000)
 Capitalized software development costs          (690,000)               -
                                              -----------      -----------
                                               (1,025,000)        (302,000)
                                              -----------      -----------
Net deferred tax assets                         6,915,000        6,957,000
Valuation allowance                            (6,915,000)      (6,957,000)
                                              -----------      -----------
                                              $         -      $         -
                                              ===========      ===========

The valuation allowance at December 31, 2000 and 1999, was provided because of uncertainty based on the Company's historical operating results, with respect to realization of deferred tax assets.

9. SEGMENT DISCLOSURE AND MAJOR CUSTOMERS

The Company operates in one industry segment. There were no sales to individual customers that exceeded 10% of revenues in 2000 or 1998. Sales to one customer in 1999 totaled 10% of revenues.

International revenues accounted for 15%, 19% and 19% of total revenues in 2000, 1999 and 1998, respectively. Revenues by geographic area were as follows:


Years Ended December 31,                  2000           1999           1998
                                  ------------   ------------   ------------
United States                     $ 35,671,261   $ 32,988,868   $ 27,376,159
United Kingdom                       2,581,446      2,580,679      2,252,045
France                               1,105,902              *              *
Canada                                       *      1,276,174      2,041,276
Holland                                      *      1,834,100      1,024,019
Countries in which revenues
did not exceed $1 million            2,651,849      1,880,339      1,219,102
                                  ------------   ------------   ------------
                                  $ 42,010,458   $ 40,560,160   $ 33,912,601

*Revenues did not exceed $1 million.


                            Annual Report / Page 31

10. RESTRUCTURING AND OTHER CHARGES

During the third quarter of 1999, the Company initiated a restructuring plan to discontinue development of its Windows NT-based product and close its Orlando, Florida office. The restructuring plan was put in place due to the Strategic Alliance Agreement with SAP AG. Because of the Strategic Alliance Agreement, the Company made significant management changes and plans to further expand its marketing efforts to increase exposure of its UNIX WMS products and services.

Restructuring charges during the year ended December 31, 1999, amounted to $3,587,665 and included severance payments made to seven employees ($325,000); office and equipment lease cancellations ($25,000); writeoffs of intangible assets, including purchased software and capitalized software development costs, assembled workforce, customer list and goodwill ($3,190,000); and other miscellaneous expenses ($48,000). All cash expense amounts were disbursed in the year ended December 31, 1999.

11. CONTINGENCIES

On October 8, 1999, a former customer (the Claimant) instituted an arbitration proceeding against the Company with the American Arbitration Association in Milwaukee, Wisconsin. The Claimant is seeking to revoke its acceptance of the Company's software product and alleges that the Company breached its warranty obligations. The Claimant seeks relief in the form of monetary damages totaling approximately $1.9 million. The Company believes that the allegations of the Claimant are without merit and intends to vigorously defend against them. The potential outcome of this legal proceeding cannot be determined at this time.

The Company is involved in other various unresolved legal actions in the ordinary course of its business. Although it is not possible to predict with certainty the outcome of these unresolved legal actions or the range of possible loss or recovery, the Company believes these unresolved legal actions will not have a material effect on its financial position or results of operations.

The Company guarantees borrowings under a bank line of credit in the amount of $600,000 for an officer of the Company.

12. SUBSEQUENT EVENT (UNAUDITED)

On February 5, 2001, the Company entered into an extended strategic partnership and joint development agreement with Kewill Systems plc and Kewill E Commerce, Inc. (Kewill). Under the terms of the agreement, the Company will market, integrate and license the Kewill.ship(TM) suite of shipping automation applications and Kewill's e-fulfillment applications in the Catalyst product suite. In addition, Kewill has acquired all of the rights to Exchange technology to enhance its Kewill.Net offering. The companies also agreed to a joint development of applications for Knowledge Management and Vendor Quality Management.

On March 14, 2001, the Company's president and CEO resigned as an officer, director and employee of the Company. The terms of any separation agreement are in the process of being finalized.

                            Annual Report / Page 32